Exhibit 99.1
UNITED MICROELECTRONICS CORPORATION
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT AUDITORS
FOR THE SIX-MONTH PERIODS ENDED
JUNE 30, 2010 AND 2009

Address:	No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.
Telephone:	886-3-578-2258
The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REPORT OF INDEPENDENT AUDITORS
English Translation of a Report Originally Issued in Chinese
To United Microelectronics Corporation
We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of June 30, 2010 and 2009, the related consolidated statements of income, changes in stockholders’ equity and cash flows for the six-month periods ended June 30, 2010 and 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. As described in Note 4(7) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on the financial statements as of June 30, 2010 and 2009 of the investees, which were audited by the other independent auditors. Our audits insofar as which relate to the investment income (loss) amounted to NT$25 million and NT$(83) million for the six-month periods ended June 30, 2010 and 2009, respectively, and the related long-term investment balances of NT$4,824 million and NT$3,811 million as of June 30, 2010 and 2009, respectively, are based solely on the reports of the other independent auditors.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and “Guidelines for Certified Public Accountants’ Examination and Reports on Financial Statements”, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the reports of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries as of June 30, 2010 and 2009, and the consolidated results of their operations and their cash flows for the six-month periods ended June 30, 2010 and 2009, in conformity with requirements of the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.
As described in Note 3 to the consolidated financial statements, effective January 1, 2009, the Company has adopted the amendment of R.O.C. Statement of Financial Accounting Standards No. 10, “Accounting for Inventories”.
ERNST & YOUNG
CERTIFIED PUBLIC ACCOUNTANTS
Taipei, Taiwan
Republic of China
August 4, 2010
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2010 and 2009
(Expressed in Thousands of New Taiwan Dollars)

		As of June 30,
	Notes	2010	2009
Assets
Current assets
Cash and cash equivalents	2, 4(1)	$59,325,330	$48,495,417
Financial assets at fair value through profit or loss, current	2, 4(2)	1,728,314	1,182,307
Available-for-sale financial assets, current	2, 4(5)	5,858,631	—
Notes receivable		62,630	41,462
Accounts receivable, net	2, 4(3)	19,853,205	14,443,921
Accounts receivable-related parties, net	2, 5	204,927	267,049
Other receivables		559,746	312,687
Inventories, net	2, 3, 4(4)	10,791,307	8,884,977
Prepaid expenses		760,536	724,833
Deferred income tax assets, current	2, 4(22)	950,791	1,717,954
Restricted assets		63,056	—

Total current assets		100,158,473	76,070,607

Funds and investments
Financial assets at fair value through profit or loss, noncurrent	2, 4(2)	77,760	216,021
Available-for-sale financial assets, noncurrent	2, 4(5)	29,621,284	29,592,764
Financial assets measured at cost, noncurrent	2, 4(6), 4(11)	7,546,758	7,657,766
Long-term investments accounted for under the equity method	2, 4(7), 4(11), 10(8)	11,541,463	10,222,337
Prepayment for long-term investments		24,480	—
Debts investment without active markets, noncurrent	2, 4(8)	19,778	—

Total funds and investments		48,831,523	47,688,888

Property, plant and equipment	2, 4(9), 4(11), 6, 7
Land		1,564,195	2,205,443
Buildings		21,043,233	23,850,714
Machinery and equipment		470,763,149	459,862,498
Transportation equipment		69,355	69,114
Furniture and fixtures		3,300,701	3,555,595
Leasehold improvements		53,594	54,524

Total cost		496,794,227	489,597,888
Less : Accumulated depreciation		(420,550,362)	(401,343,589)
Less : Accumulated impairment		(1,755,706)	(3,216,358)
Add : Construction in progress and prepayments		21,279,308	5,397,480

Property, plant and equipment, net		95,767,467	90,435,421

Intangible assets
Goodwill	2	15,060	7,615
Other intangible assets	2	—	352

Total intangible assets		15,060	7,967

Other assets
Deferred charges	2	1,435,430	731,262
Deferred income tax assets, noncurrent	2, 4(22)	2,772,285	2,182,290
Other assets-others	2, 4(10), 4(11), 6	2,089,342	2,842,332

Total other assets		6,297,057	5,755,884

Total assets		$251,069,580	$219,958,767

Liabilities and stockholders’ Equity
Current liabilities
Short-term loans	4(12)	$1,189,980	$66,315
Financial liabilities at fair value through profit or loss, current	2, 4(13)	1,661,043	—
Notes payable		837	—
Accounts payable		6,267,987	4,761,274
Income tax payable	2	580,613	15,632
Accrued expenses	2, 4(20)	9,912,490	6,151,532
Cash dividends payable	4(20)	6,233,002	22
Payable on equipment		7,807,171	1,806,834
Current portion of long-term liabilities	2, 4(14), 4(15)	5,574,901	7,509,305
Deferred income tax liabilities, current		9,682	19,878
Other current liabilities	2, 4(22)	1,283,354	564,176

Total current liabilities		40,521,060	20,894,968

Long-term liabilities
Long-term loans	4(15), 6	915,083	788,889

Total long-term liabilities		915,083	788,889

Other liabilities
Accrued pension liabilities	2, 4(16)	3,279,874	3,240,170
Deposits-in		16,062	12,249
Deferred income tax liabilities, noncurrent	2, 4(22)	11,434	10,174
Other liabilities-others		201,126	265,243

Total other liabilities		3,508,496	3,527,836

Total liabilities		44,944,639	25,211,693

Capital	2, 4(17)
Common stock		129,879,123	129,877,713
Additional paid-in capital	2, 4(7), 4(18), 4(20)
Premiums		44,203,728	44,202,596
Treasury stock transactions		14,917	—
Employee stock options		472,226	8,773
Retained earnings	2, 4(7), 4(20)
Legal reserve		1,064,881	—
Unappropriated earnings		12,067,787	282,745
Adjusting items in stockholders’ equity	2, 4(5), 4(7), 4(17), 4(19)
Cumulative translation adjustment		222,763	1,127,684
Unrealized gain or loss on financial instruments		24,459,691	17,255,067
Treasury stock		(6,733,733)	(2,513,138)

Total stockholders’ equity of parent company		205,651,383	190,241,440

Minority interests		473,558	4,505,634

Total stockholders’ equity		206,124,941	194,747,074

Total liabilities and stockholders’ equity		$251,069,580	$219,958,767

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the six-month periods ended June 30, 2010 and 2009
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the six-month periods ended June 30,
	Notes	2010	2009
Operating revenues	2, 5
Sales revenues		$56,202,482	$33,792,675
Less : Sales returns and discounts		72,497	(878,650)

Net Sales		56,274,979	32,914,025
Other operating revenues		1,681,100	1,159,966

Net operating revenues		57,956,079	34,073,991

Operating costs	2, 3, 4(4), 4(21)
Cost of goods sold		(41,616,810)	(33,158,693)
Other operating costs		(794,789)	(612,039)

Operating costs		(42,411,599)	(33,770,732)

Gross profit		15,544,480	303,259
Unrealized intercompany profit	2	—	(74,247)
Realized intercompany profit	2	51,009	61,178

Gross profit-net		15,595,489	290,190

Operating expenses	2, 4(18), 4(21)
Sales and marketing expenses		(1,291,983)	(1,280,512)
General and administrative expenses		(1,643,228)	(1,234,637)
Research and development expenses		(4,165,153)	(3,678,854)

Subtotal		(7,100,364)	(6,194,003)

Operating income (loss)		8,495,125	(5,903,813)

Non-operating income
Interest revenue		68,967	110,609
Dividend income		30,430	39,704
Gain on disposal of property, plant and equipment	2	17,531	2,949
Gain on disposal of investments	2	575,640	1,000,509
Exchange gain, net	2	20,200	116,582
Gain on valuation of financial liabilities	2, 4(13)	82,943	—
Other income		401,959	441,077

Subtotal		1,197,670	1,711,430

Non-operating expenses
Interest expense	2, 4(9)	(1,885)	(32,672)
Investment loss accounted for under the equity method, net	2, 4(7)	(313,730)	(20,299)
Loss on disposal of property, plant and equipment	2	(5,261)	(1,587)
Financial expenses		(34,511)	(59,918)
Impairment loss	2, 4(11)	(37,056)	(3,526,522)
Loss on valuation of financial assets	2, 4(2)	(17,061)	(423,249)
Loss on valuation of financial liabilities	2, 4(13)	—	(166,623)
Other losses		(116,306)	(45,094)

Subtotal		(525,810)	(4,275,964)

Income (loss) from continuing operations before income tax		9,166,985	(8,468,347)
Income tax expense	2, 4(22)	(510,331)	(275,442)

Income (loss) from continuing operations		8,656,654	(8,743,789)
Extraordinary gain (the net amount after deducted tax expense $14,020 thousand)	10(7)	68,449	—

Net income (loss)		$8,725,103	$(8,743,789)

Attributable to:
Stockholders of the parent		$8,754,593	$(6,612,749)
Minority interests		(29,490)	(2,131,040)

Net income (loss)		$8,725,103	$(8,743,789)

		Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings (losses) per share-basic (NTD)	2, 4(23)
Income (loss) from continuing operations		$0.73	$0.69	$(0.50)	$(0.52)
Extraordinary gain		0.01	0.01	—	—

Net income (loss) attributable to stockholders of the parent		$0.74	$0.70	$(0.50)	$(0.52)

Earnings (losses) per share-diluted (NTD)	2, 4(23)
Income (loss) from continuing operations		$0.72	$0.67	$(0.50)	$(0.52)
Extraordinary gain		0.01	0.01	—	—

Net income (loss) attributable to stockholders of the parent		$0.73	$0.68	$(0.50)	$(0.52)

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the six-month periods ended June 30, 2010 and 2009
(Expressed in Thousands of New Taiwan Dollars)

		Capital		Retained Earnings
					Unappropriated		Unrealized
					Earnings	Cumulative	Gain/Loss on
			Additional Paid-in		(Accumulated	Translation	Financial
	Notes	Common Stock	Capital	Legal Reserve	Deficit)	Adjustment	Instruments	Treasury Stock	Minority Interests	Total
Balance as of January 1, 2009	4(17)	$129,877,713	$58,149,513	$19,711,865	$(26,748,416)	$1,347,373	$2,457,922	$(119,801)	$6,982,125	$191,658,294
Treasury stock acquired	2, 4(19)	—	—	—	—	—	—	(2,393,337)	—	(2,393,337)
Legal reserve and additional paid-in capital used to cover accumulated deficits	4(20)	—	(7,036,551)	(19,711,865)	26,748,416	—	—	—	—	—
Net loss in the first half of 2009		—	—	—	(6,612,749)	—	—	—	(2,131,040)	(8,743,789)
Compensation cost of employee stock options	2, 4(18)	—	8,773	—	—	—	—	—	—	8,773
Adjustment of additional paid-in capital accounted for under the equity method	2, 4(7)	—	(6,911,617)	—	—	—	—	—	—	(6,911,617)
Adjustment of funds and investments disposal	2	—	1,251	—	—	1	—	—	—	1,252
Adjustment of retained earnings accounted for under the equity method	2, 4(7)	—	—	—	6,895,494	—	—	—	—	6,895,494
Changes in unrealized gain on available-for-sale financial assets	2, 4(5)	—	—	—	—	—	10,006,799	—	—	10,006,799
Changes in unrealized gain on financial instruments of investees	2	—	—	—	—	—	4,790,346	—	—	4,790,346
Changes in cumulative translation adjustment	2	—	—	—	—	(219,690)	—	—	—	(219,690)
Changes in minority interests		—	—	—	—	—	—	—	(345,451)	(345,451)

Balance as of June 30, 2009	4(17)	$129,877,713	$44,211,369	$—	$282,745	$1,127,684	$17,255,067	$(2,513,138)	$4,505,634	$194,747,074

Balance as of January 1, 2010	4(17)	$129,877,713	$44,365,049	$—	$10,648,813	$(318,188)	$30,915,079	$(1,890,145)	$497,935	$214,096,256
Appropriation and distribution of 2009 retained earnings	4(20)
Legal reserve		—	—	1,064,881	(1,064,881)	—	—	—	—	—
Cash dividends		—	—	—	(6,233,002)	—	—	—	—	(6,233,002)
Net income in the first half of 2010		—	—	—	8,754,593	—	—	—	(29,490)	8,725,103
Treasury stock acquired	2, 4(19)	—	—	—	—	—	—	(4,843,588)	—	(4,843,588)
Compensation cost of employee stock options	2, 4(18)	—	126,067	—	—	—	—	—	—	126,067
Treasury stock sold to employees	2, 4(17), 4(19)	—	198,623	—	—	—	—	—	—	198,623
Adjustment of funds and investments disposal	2	—	—	—	—	5	—	—	—	5
Adjustment of retained earnings accounted for under the equity method	2, 4(7)	—	—	—	(37,736)	—	—	—	—	(37,736)
Changes in unrealized loss on available-for-sale financial assets	2, 4(5)	—	—	—	—	—	(4,135,209)	—	—	(4,135,209)
Changes in unrealized loss on financial instruments of investees	2	—	—	—	—	—	(2,320,179)	—	—	(2,320,179)
Exercise employee stock options	2, 4(17), 4(18)	1,410	1,132	—	—	—	—	—	—	2,542
Changes in cumulative translation adjustment	2	—	—	—	—	540,946	—	—	—	540,946
Changes in minority interests		—	—	—	—	—	—	—	5,113	5,113

Balance as of June 30, 2010	4(17)	$129,879,123	$44,690,871	$1,064,881	$12,067,787	$222,763	$24,459,691	$(6,733,733)	$473,558	$206,124,941

Note: Directors’ remuneration and employee bonus amounted to NT$10 million and NT$965 million, respectively, were expensed in 2009.
The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2010 and 2009
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2010	2009
Cash flows from operating activities:
Net income (loss) attributable to stockholders of the parent	$8,754,593	$(6,612,749)
Net loss attributable to minority interests	(29,490)	(2,131,040)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Extraordinary gain	(82,469)	—
Depreciation	15,585,431	17,297,797
Amortization	285,499	362,547
Bad debt expenses (reversal)	(2,760)	(6,255)
Gain on recovery in market value and obsolescence of inventories	(284,577)	(2,114,578)
Cash dividends received under the equity method	48,753	901
Investment loss accounted for under the equity method	313,730	20,299
Loss (gain) on valuation of financial assets and liabilities	(65,882)	589,872
Impairment loss	37,056	3,526,522
Gain on disposal of investments	(575,640)	(1,000,509)
Gain on disposal of property, plant and equipment	(12,270)	(1,362)
Amortization of financial assets discounts	(6,045)	—
Amortization of bond discounts	112,746	1,084
Exchange loss on financial assets and liabilities	29,983	22,062
Exchange loss on long-term liabilities	21,252	—
Amortization of deferred income	(82,288)	(101,814)
Stock-based payment	310,069	8,773
Effect from subsidiaries over which significant control is no longer held	(13,122)	4,014
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	149,115	24,820
Notes and accounts receivable	(3,345,137)	(6,226,535)
Other receivables	809,686	90,532
Inventories	(1,331,175)	1,326,424
Prepaid expenses	(139,215)	(270,816)
Deferred income tax assets and liabilities	4,194	279,341
Accounts payable	696,831	2,226,741
Accrued expenses	589,551	(1,562,287)
Other current liabilities	799,760	(147,049)
Accrued pension liabilities	19,040	19,498
Other liabilities-others	103,272	5,863

Net cash provided by operating activities	22,700,491	5,632,096

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(72,000)	(203,804)
Proceeds from disposal of financial assets at fair value through profit or loss	—	61,996
Acquisition of available-for-sale financial assets	(227,263)	(52,664)
Proceeds from disposal of available-for-sale financial assets	1,032,940	1,459,971
Acquisition of financial assets measured at cost	(419,521)	(255,558)
Proceeds from disposal of financial assets measured at cost	227,497	57,770
Acquisition of long-term investments accounted for under the equity method	(493,674)	(738,915)
Proceeds from disposal of long-term investments accounted for under the equity method	87,232	—
Acquisition of held-to-maturity financial assets	—	(65,882)
Proceeds from maturity of held-to-maturity financial assets	—	418,851
Prepayment for long-term investments	(24,480)	—
Proceeds from capital reduction and liquidation of investments	19,706	193,146
Acquisition of subsidiaries	447,554	—
Acquisition of property, plant and equipment	(19,396,807)	(2,828,017)
Proceeds from disposal of property, plant and equipment	25,479	16,734
Proceeds from disposal of non-current assets held for sale	401,139	—
Deferred charges	(271,316)	(198,566)
Increase in Restricted assets	(63,056)	—
Increase in Other assets-others	(144,366)	(789,525)

Net cash used in investing activities	(18,870,936)	(2,924,463)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2010 and 2009
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
(continued)	2010	2009

Cash flows from financing activities:
Proceeds (repayment) from short-term loans	$1,050,715	$(69,497)
Proceeds from long-term loans	300,000	300,000
Repayments of long-term loans	(11,150)	(200,000)
Redemption of bonds	(7,500,000)	—
Increase in deposits-in	969	3,434
Exercise of employee stock options	2,542	—
Treasury stock acquired	(4,843,588)	(2,393,337)
Proceeds from disposal of treasury stock	14,617	—
Increase (decrease) in minority stockholders	323,580	(4,239)

Net cash used in financing activities	(10,662,315)	(2,363,639)

Effect of exchange rate changes on cash and cash equivalents	263,532	(391,336)
Effect of subsidiaries change	(258,402)	(23,890)

Net decrease in cash and cash equivalents	(6,827,630)	(71,232)
Cash and cash equivalents at beginning of period	66,152,960	48,566,649

Cash and cash equivalents at end of period	$59,325,330	$48,495,417

Supplemental disclosures of cash flow information:
Cash paid for interest	$205,230	$117,872
Less: Cash paid for capitalized interest	(204,833)	(34,586)

Cash paid for interest excluding capitalized interest	$397	$83,286

Cash paid for income tax	$95,179	$695,646

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$21,718,499	$2,916,717
Discount on property, plant and equipment	(1,592)	—
Add: Payable at beginning of period	5,487,908	1,718,134
Less: Payable at end of period	(7,808,008)	(1,806,834)

Cash paid for acquiring property, plant and equipment	$19,396,807	$2,828,017

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010 and 2009
(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)
1.	HISTORY AND ORGANIZATION
United Microelectronics Corporation (UMC) was incorporated in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.
The numbers of employees as of June 30, 2010 and 2009 were 13,968 and 12,693, respectively.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements were prepared in conformity with requirements of the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (R.O.C.).
Summary of significant accounting policies is as follows:
General Descriptions of Reporting Entities
(1)	Principles of Consolidation
Investees in which UMC, directly or indirectly, holds more than 50% of voting rights or de facto control with less than 50% of voting rights, are consolidated into UMC’s financial statements. (UMC and the consolidated entities are hereinafter referred to as “the Company”.)
Transactions between consolidated entities are eliminated in the consolidated financial statements. Prior to January 1, 2006, the difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized over 5 years; however, effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC Statement of Financial Accounting Standard (SFAS) No. 25, “Business Combination — Accounting Treatment under Purchase Method” (SFAS 25), and goodwill is not subject to amortization.

(2)	The consolidated entities are as follows:
As of June 30, 2010

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)
UMC	UMC GROUP (USA) (UMC-USA)	IC Sales	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Market development	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00
UMC	UMCI LTD. (UMCI)	Sales and manufacturing of integrated circuits	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00
UMC	ALPHA WISDOM LIMITED (AWL)	Investment holding	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	99.99
UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	55.56
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00
FORTUNE	MOS ART PACK CORP. (MOS)	IC Packaging	54.72
UNITRUTH	MOS	IC Packaging	14.85
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00
NBI	UNITED LIGHTING OPTO-ELECTRONIC INC.	Sales and manufacturing of LED lighting	95.54
NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	92.25

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)
NBI	TOPCELL SOLAR INTERNATIONAL CO. LTD.	Sales and manufacturing of solar cell	60.00
EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH — HK)	Investment holding	100.00
EVERRICH — HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00
AWL	UMCJ	Sales and manufacturing of integrated circuits	44.44
As of June 30, 2009

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)
UMC	UMC-USA	IC Sales	100.00
UMC	UME BV	IC Sales	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00
UMC	TLC	New business investment	100.00
UMC	UMCI	Sales and manufacturing of integrated circuits	100.00
UMC	FORTUNE	Consulting and planning for investment in new business	99.99
UMC	UMCJ	Sales and manufacturing of integrated circuits	52.74
FORTUNE	UNITRUTH	Investment holding	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00
Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported periods. The actual results may differ from those estimates.

Foreign Currency Transactions
Transactions denominated in foreign currencies are remeasured into the local functional currencies and recorded based on the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured into the local functional currencies at the exchange rates prevailing at the balance sheet date, with the related exchange gains or losses included in the consolidated statements of income. Translation gains or losses from investments in foreign entities are recognized as a cumulative translation adjustment in consolidated stockholders’ equity.
Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to the consolidated statements of income, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded in the consolidated statements of income. Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to stockholders’ equity, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded as adjustment items to a cumulative translation adjustment in consolidated stockholders’ equity. Non-monetary assets and liabilities denominated in foreign currencies and reported at cost are remeasured at historical exchange rates.
Translation of Foreign Currency Financial Statements
The financial statements of foreign subsidiaries and UMC’s Singapore branch (the Branch) are translated into New Taiwan Dollars using the spot rates at the balance sheet date for asset and liability accounts and weighted average exchange rates for profit and loss accounts. The cumulative translation effects from the subsidiaries and the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in consolidated stockholders’ equity.
Cash Equivalents
Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.
Financial Assets and Financial Liabilities
In accordance with ROC Statement of Financial Accounting Standard (ROC SFAS) No. 34, “Financial Instruments: Recognition and Measurement” (ROC SFAS 34) and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, financial assets are classified as either financial assets at fair value through profit or loss, financial assets measured at cost, available-for-sale financial assets, or debts investment without active market. Financial liabilities are recorded at fair value through profit or loss.

The Company accounts for purchase or sale of financial instruments as of the trade date, which is the date the Company commits to purchase or sell the asset or liability. Financial assets and financial liabilities are initially recognized at fair value plus acquisition or issuance costs.
a.	Financial assets and financial liabilities at fair value through profit or loss
Financial instruments held for short-term sale or repurchase purposes and derivative financial instruments not qualified for hedge accounting are classified as financial assets or liabilities at fair value through profit or loss.
This category of financial instruments is measured at fair value and changes in fair value are recognized in the consolidated statements of income. Stock of listed companies, corporate bonds, and closed-end funds are measured at closing prices as of the balance sheet date. Open-end funds are measured at the unit price of the net assets as of the balance sheet date. The fair value of derivative financial instruments is determined by using valuation techniques commonly used by market participants in the industry.
b.	Financial assets measured at cost
Unlisted stock, funds, and other securities without reliable market prices are measured at cost. When objective evidence of impairment exists, the Company recognizes an impairment loss, which cannot be reversed in subsequent periods.
c.	Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial instruments not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables. Subsequent measurement is calculated at fair value. Investments in listed companies are measured at closing prices as of the balance sheet date. Any gain or loss arising from the change in fair value, excluding impairment loss and exchange gain or loss arising from monetary financial assets denominated in foreign currencies, is recognized as an adjustment to consolidated stockholder’ equity until such investment is reclassified or disposed of, upon which the cumulative gain or loss previously charged to consolidated stockholders’ equity will be recorded in the consolidated statements of income.
The Company recognizes an impairment loss when objective evidence of impairment exists. Any reduction in the impairment loss of equity investments in subsequent periods will be recognized as an adjustment to consolidated stockholders’ equity. The impairment loss of a debt security may be reversed and recognized in the consolidated statement of income if the security recovers and the Company concludes the recovery is related to improvements in the factors or events that originally caused the impairment.

d.	Debts investment without active market
Bond investments with fixed or determinable payments but with no quoted prices in active markets are carried at amortized cost.
An impairment loss is recognized when objective evidence exists that the investment is impaired. An impairment loss may be reversed if the impairment loss decreases and the cause of the decrease can be related objectively to factors or events occurring after the impairment loss was recognized, and the Company concludes the recovery is related to improvements in the factors or events that originally caused the impairment. However, the carrying amount after reversal may not exceed the carrying amount under amortized cost that would have been recorded if no impairment loss was recognized.
Allowance for Doubtful Accounts
An allowance for doubtful accounts is provided based on management’s judgment of the collectability and aging analysis of accounts and other receivables.
Inventories
Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and subsequently adjusted to costs using the weighted-average method at the end of each month. Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Prior to January 1, 2009, inventories are stated individually by category at the lower of aggregate cost or market value as of the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the market values of work in process and finished goods are determined by net realizable values. Effective January 1, 2009, inventories are valued at the lower of cost and net realizable value item by item. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
Long-term Investments Accounted for Under the Equity Method (including interests in Joint Ventures)
Long-term investments are recorded at acquisition cost. Investments acquired by contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized over a period of 5 years.
Investments in which the Company has ownership of at least 20% or exercises significant influence on operating decisions are accounted for under the equity method. Prior to January 1, 2006, the difference of the acquisition cost and the underlying equity in the investee’s net assets as of acquisition date was amortized over 5 years; however, effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC SFAS 25, in which goodwill is not subject to amortization.
Investment in jointly controlled entity is accounted for under the equity method.

When an equity investee offsets its accumulated deficit with its additional paid-in capital, the Company would debit additional paid-in capital and credit retained earnings in proportionate to its existing equity ownership to the extent that credit is available on the additional paid-in capital.
The change in the Company’s proportionate share in the net assets of an investee resulting from its acquisition of additional stock issued by the investee at a rate not proportionate to its existing equity ownership is charged to the additional paid-in capital and long-term investments accounts.
If the balance of the additional paid-in capital is less than the amount needed, the excess would be charged to the retained earnings.
Unrealized intercompany gains and losses arising from sales from the Company to equity method investees are eliminated in proportion to the Company’s ownership percentage at the end of the period until realized through transactions with third parties. Intercompany gains and losses arising from transactions between the Company and majority-owned (above 50%) subsidiaries are eliminated entirely until realized through transactions with third parties.
Unrealized intercompany gains and losses due to sales from equity method investees to the Company are eliminated in proportion to the Company’s weighted-average ownership percentage of the investee until realized through transactions with third parties.
Unrealized intercompany gains and losses arising from transactions between two equity method investees are eliminated in proportion to the Company’s multiplied weighted-average ownership percentage with the investees until realized through transactions with third parties. Those intercompany gains and losses arising from transactions between two majority-owned subsidiaries are eliminated in proportion to the Company’s weighted-average ownership percentage in the subsidiary that incurred the gain or loss.
If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is recognized as impairment loss in the current period.
The total value of an investment and advance after recognition of the investment losses cannot be negative. If the Company has the positive intention to continue to support the investees, or the losses of investees are only temporary, the Company will continue to recognize investment losses with its proportionate share. If, after the investment loss is recognized, the net book value of the investment is less than zero, the investment is reclassified to liabilities on the consolidated balance sheet.

The Company ceases to use the equity method upon a loss of ability to exercise significant influence over an investee. In accordance with ROC SFAS 34, the carrying value of the investment upon the loss of significant influence remains as the carrying value of the investment. Any amount of the investee’s additional paid-in capital and other adjustment items recorded in the consolidated stockholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as a gain or loss on disposal of investments. Cash dividends received during the year of change are applied as a reduction of the carrying amount of the investment. Dividends received in subsequent years are recorded in accordance with ROC SFAS No. 32, “Accounting for Revenue Recognition.”
Gain or loss on disposal of long-term investments is based on the difference between selling price and book value of investments sold. Any amount of the investee’s additional paid-in capital and other adjustment items recorded in the consolidated stockholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as gain or loss on disposal of investments.
Property, Plant and Equipment
Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly. Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated over their estimated useful lives. Upon disposal of property, plant and equipment, the original cost and accumulated depreciation are written off and the related gain or loss is classified as non-operating income or expense. Idle assets are classified as other assets at the lower of net book or net realizable value, with the difference charged to non-operating expenses.
Depreciation is recognized on a straight-line basis using the estimated economic life of the assets:

Buildings	3~55 years
Machinery and equipment	5 years
Transportation equipment	4~5 years
Furniture and fixtures	2~20 years
Leased assets and leasehold improvements	The lease period or estimated economic life, whichever is shorter
Intangible Assets
Effective from January 1, 2006, goodwill generated from business combinations is no longer subject to amortization.
An impairment loss will be recognized when the decrease in fair value of intangible assets are other than temporary. The book value after recognizing the impairment loss is recorded as the new cost.

Deferred Charges
Deferred charges are stated at cost and amortized on a straight-line basis as follows: intellectual property license fees — the shorter of contract term or estimated economic life of the related technology; and software — 3 to 5 years.
Exchangeable Bonds
When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the book value of the bonds is offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.
In accordance with ROC SFAS 34 effective as of January 1, 2006, since the economic and risk characteristics of the embedded derivative instrument and the host contract are not clearly and closely related, derivative financial instruments embedded in exchangeable bonds are bifurcated and accounted as financial liabilities at fair value through profit or loss.
Originally, the issuance costs of exchangeable bonds were classified as deferred charges and amortized over the life of the bonds. Effective January 1, 2006, the unamortized amounts as of December 31, 2005 were reclassified as a bond discount and recorded as a deduction to bonds payable. The amounts are amortized using the effective interest method over the remaining life of the bonds. If the difference between the straight-line method and the effective interest method is immaterial, the amortization of the bond discount may be amortized using the straight-line method and recorded as interest expenses.
Pension Plan
All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee. Fund assets are deposited under the committee’s name in the Bank of Taiwan and hence, not associated with the Company. Therefore, fund assets are not to be included in the Company’s financial statements. Pension benefits for employees of the Branch and overseas subsidiaries are provided in accordance with the local regulations.
The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees eligible for the Labor Standards Law, a defined benefit plan, were allowed to elect either the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elect to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.

The accounting for UMC’s pension liability is computed in accordance with ROC SFAS No. 18, “Accounting for Pension.” Net pension costs of the defined benefit plan are recorded based on an independent actuarial valuation. Pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration. UMC recognizes expenses from the defined contribution pension plan in the period in which the contribution becomes due.
Share-Based Payment
The Company used the intrinsic value method to recognize compensation cost for its employee stock options issued between January 1, 2004 and December 31,2007, in accordance with Accounting Research and Development Foundation (ARDF) Interpretation Nos. 92-070~072. For options granted on or after January 1, 2008, the Company recognizes compensation cost using the fair value method in accordance with ROC SFAS No. 39 “Accounting for Share-Based Payment.”(ROC SFAS 39).
Employee Bonus and Remunerations Paid to Directors and Supervisors
In accordance with ARDF interpretation No. 96-052 “Accounting for Employee Bonus and Remunerations to Directors and Supervisors” (ARDF Interpretation 96-052) effective January 1, 2008, employee bonus and remunerations paid to directors and supervisors are charged to expense at fair value and are no longer accounted for as an appropriation of retained earnings.
Treasury Stock
In accordance with ROC SFAS No. 30, “Accounting for Treasury Stock”, treasury stock held by the Company is accounted for under the cost method. The cost of treasury stock is shown as a deduction to consolidated stockholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to additional paid-in capital. The Company’s stock held by its subsidiaries is also treated as treasury stock. Cash dividends received by subsidiaries from UMC are recorded as additional paid-in capital — treasury stock transactions.
For treasury stock sold to employees, the Company recognizes compensation cost in accordance with ROC SFAS 39 and ARDF Interpretation No. 96-266 “Accounting for Treasury Stock Purchased by Employees” and ARDF interpretation No. 98-111 “Determining the Grant Date of Share-Based Payment”.
Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured. Most of the Company’s sales transactions have shipping terms of Free on Board (FOB) or Free Carrier (FCA) shipment in which title and the risk of loss or damage are transferred to the customer upon delivery of the product to a carrier approved by the customer.

Allowance for sales returns and discounts are estimated based on history of customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectability. Such allowances are recorded in the same period in which sales are made.
Research and Development Expenditures
Research and development expenditures are charged to expenses as incurred.
Capital Expenditure versus Operating Expenditure
Expenditures are capitalized when it is probable that the Company will receive future economic benefits associated with the expenditures.
Income Tax
The Company adopted ROC SFAS No. 22, “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. The provision for income taxes includes deferred income tax assets and liabilities that are a result of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, loss carry-forward and investment tax credits. A valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, its classification is based on the expected reversal date of the temporary difference.
According to ROC SFAS No. 12, “Accounting for Income Tax Credits”, the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditures, employee training, and certain equity investment by the flow-through method.
Income tax (10%) on unappropriated earnings is recorded as expense in the year when the stockholders have resolved that the earnings shall be retained.
The Income Basic Tax Act of the R.O.C. (the IBTA) became effective on January 1, 2006. Set up by the Executive Yuan, the IBTA is a supplemental 10% tax that is payable if the income tax payable determined by the ROC Income Tax Act is below the minimum amount as prescribed by the IBTA. The IBTA is calculated based on taxable income as defined by the IBTA, which includes most income that is exempted from income tax under various legislations. The impact of the IBTA has been considered in the Company’s income tax for the current reporting period.

Earnings (Losses) per Share
Earnings (Losses) per share is computed according to ROC SFAS No. 24, “Earnings Per Share”. Basic earnings (losses) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the current reporting period. Diluted earnings (losses) per share is computed by taking basic earnings (losses) per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income (loss) is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average of outstanding shares is adjusted retroactively for stock dividends and bonus share issues that are approved in the stockholders’ meetings prior to 2008.
Asset Impairment
Pursuant to ROC SFAS No. 35, “Impairment of Assets”, the Company assesses indicators of impairment for all its assets (except for goodwill) within the scope of the standard at each balance sheet date. If impairment is indicated, the Company compares the asset’s carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) associated with the asset and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use. For previously recognized losses, the Company assesses at the balance sheet date if any indication that the impairment loss no longer exists or may have diminished. If there is any such indication, the Company recalculates the recoverable amount of the asset, and if the recoverable amount has increased as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss so that the resulting carrying amount of the asset does not exceed the amount (net of amortization or depreciation) that would otherwise result had no impairment loss been recognized for the assets in prior years.
In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If an impairment test reveals that the carrying amount, including goodwill, of CGU or group of CGUs is greater than its recoverable amount, it results in an impairment loss. The loss is first recorded against the CGU’s goodwill, with any remaining loss allocated to other assets on a pro rata basis proportionate to their carrying amounts. The write-down of goodwill cannot be reversed in subsequent periods under any circumstances.
Impairment losses and reversals are classified as non-operating expenses and income, respectively.

3.	ACCOUNTING CHANGES
Inventories
Effective January 1, 2009, the Company adopted newly revised ROC SFAS No. 10, “Accounting for Inventories”(ROC SFAS 10). The main revisions are a. inventories are valued at the lower of cost and net realizable value item by item; b. unallocated overheads resulted from low production or idle capacity are recognized as costs of goods sold in the period in which they are incurred; and c. abnormal amounts of production costs, and loss on decline in the market value of inventories (or gains on recovery in market value of inventories) are recognized as cost of goods sold. As a result of adopting the revised ROC SFAS 10, the net loss and losses per share for the six-month period ended June 30, 2009, were NT$553 million and NT$0.04 higher, respectively.
4.	CONTENTS OF SIGNIFICANT ACCOUNTS
(1)	CASH AND CASH EQUIVALENTS

	As of June 30,
	2010	2009
Cash
Cash on hand	$3,743	$2,832
Checking and savings accounts	13,657,071	4,611,453
Time deposits	38,633,316	37,605,824

Subtotal	52,294,130	42,220,109

Cash equivalents	7,031,200	6,275,308

Total	$59,325,330	$48,495,417

(2)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of June 30,
	2010	2009
Current
Listed stocks	$1,331,524	$870,201
Corporate bonds	391,406	193,456
Forward contracts	5,384	30,568
Interest rate swap agreements	—	88,082

Subtotal	1,728,314	1,182,307

Noncurrent
Convertible bonds	77,760	216,021

Total	$1,806,074	$1,398,328

During the six-month periods ended June 30, 2010 and 2009, net losses arising from the changes in fair value of financial assets at fair value through profit or loss were NT$37 million and NT$433 million, respectively.

(3)	ACCOUNTS RECEIVABLE, NET

	As of June 30,
	2010	2009
Accounts receivable	$20,391,019	$15,449,404
Less: Allowance for sales returns and discounts	(450,949)	(992,934)
Less: Allowance for doubtful accounts	(86,865)	(12,549)

Net	$19,853,205	$14,443,921

(4)	INVENTORIES, NET

	As of June 30,
	2010	2009
Raw materials	$1,425,108	$561,510
Supplies and spare parts	2,110,528	2,006,693
Work in process	7,753,607	7,118,296
Finished goods	575,835	889,363

Total	11,865,078	10,575,862
Less: Allowance for loss on decline in market value and obsolescence	(1,073,771)	(1,690,885)

Net	$10,791,307	$8,884,977

a.
The circumstances that caused the net realizable value of inventory to be lower than its cost no longer exist. As a result, the Company recognized gains of NT$354 million and NT$2,334 million on recovery of market value of inventories during the six-month period ended June 30, 2010 and 2009, respectively.

b.	Inventories were not pledged.
(5)	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As of June 30,
	2010	2009
Current
Common stocks	$5,858,631	$—

Noncurrent
Common stocks	29,246,123	29,313,600
Depositary receipts	321,060	225,536
Funds	54,101	53,628

Subtotal	29,621,284	29,592,764

Total	$35,479,915	$29,592,764

During the six-month periods ended June 30, 2010 and 2009, the net unrealized gains (losses) adjustments to consolidated stockholders’ equity due to changes in fair value of available-for-sale assets were a loss of NT$5,250 million and a gain of NT$14,687 million, respectively. Additionally, the Company recognized gains of NT$554 million and NT$999 million due to the disposal of available-for-sale assets during the six-month periods ended June 30, 2010 and 2009, respectively.
As of March 1, 2007, HIGHLINK (an equity method investee) and EPITECH TECHNOLOGY CORP. (EPITECH) (classified as an available-for-sale financial asset, noncurrent) merged into EPISTAR CORP. and were continued as EPISTAR CORP. (classified as an available-for-sale financial asset, noncurrent after the merger). During the transaction, 5.5 shares of HIGHLINK and 3.08 shares of EPITECH were exchanged for 1 share of EPISTAR CORP. 5 million shares of EPISTAR CORP. were exchanged from HIGHLINK that originally were acquired through private placement of HIGHLINK in February 2006 and its subsequent stock dividends since February 2006. Additionally, the Company acquired 6.7 million shares of Simplo Technology Co. LTD. through private placement in July 2006 and its subsequent stock dividends. The exchanges of these shares listed above were restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of EPISTAR and Simplo was removed on May 10 and August 23, 2009, respectively.
UMC issued bonds that are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into common stocks originally classified as available-for-sale financial assets, noncurrent. Therefore, UMC reclassified the exchangeable shares to current assets.
(6)	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of June 30,
	2010	2009
Common stocks	$4,883,065	$4,606,623
Preferred stocks	1,982,878	2,374,682
Funds	617,212	648,536
Convertible bonds	27,336	27,925
Derivatives embedded in convertible bonds	36,267	—

Total	$7,546,758	$7,657,766

The Company acquired 79 thousand shares of Ralink Technology Corp. (Ralink) through private placement in July 2007 and its subsequent stock dividends, 4.4 million shares of INPAQ Technology Co., LTD. (INPAQ) through private placement in November 2007 and its subsequent stock dividends, 4.6 million shares of First International Telecom Corp. (First International Telecom) through private placement in March 2008 , 4 million shares of E-One Moli Energy Corp. (E-One) through private placement in June 2009 and 2 million shares of ADATA Technology CO., LTD. (ADATA) through private placement in September 2009. The exchange of these securities listed above are restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of Railink, INPAQ, First International Telecom, E-One and ADATA will be removed on September 29, 2010, January 31, 2011, April 25, 2011 , August 31, 2012 and September 30, 2012, respectively.
(7)	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD
a.	Details of long-term investments accounted for under the equity method are as follows:

	As of June 30,
	2010		2009
		Percentage of		Percentage of
		Ownership or		Ownership or
Investee Companies	Amount	Voting Rights	Amount	Voting Rights
Unlisted companies
UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note A)	$35,237	89.99	$35,237	89.99
UNITED LED CORPORATION HONG KONG LIMITED (UNITED HK) (Note B)	266,536	50.00	—	—
LIST EARN ENTERPRISE INC.	9,844	49.00	—	—
ACHIEVE MADE INTERNATIONAL LTD.	52,380	48.54	67,359	48.54
ALLIANCE OPTOTEK CORP.	197,248	48.05	52,225	27.63
MTIC HOLDING PTE LTD.	251,878	46.49	261,373	46.49
NEXPOWER TECHNOLOGY CORP.	3,151,567	45.97	3,377,166	44.73
WALTOP INTERNATIONAL CORP.	227,907	45.87	225,501	46.65
YUNG LI INVESTMENTS, INC.	244,173	45.16	240,450	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,899,777	45.00	1,793,036	45.00
AEVOE INTERNATIONAL LTD.	58,557	43.77	29,173	43.92
POWER LIGHT TECH CO., LTD.	82,962	42.62	50,719	31.58
UNITECH CAPITAL INC.	756,892	42.00	742,123	42.00
EXOJET TECHNOLOGY CORP.	73,290	41.66	—	—
HSUN CHIEH INVESTMENT CO., LTD.	3,115,923	36.49	2,273,519	36.49

	As of June 30,
	2010		2009
		Percentage of		Percentage of
		Ownership or		Ownership or
Investee Companies	Amount	Voting Rights	Amount	Voting Rights
UC FUND II	$84,862	35.45	$124,385	35.45
CRYSTAL MEDIA INC.	37,116	32.27	39,979	32.60
CTC CAPITAL PARTNERS I, L. P.	143,365	31.40	147,642	31.40
UNIMICRON HOLDING LIMITED	558,472	25.25	533,963	25.25
SOLAR GATE TECHNOLOGY CO., LTD.	77,046	25.00	—	—
ANOTO TAIWAN CORP.	3,924	24.12	9,505	24.12
HIGH POWER LIGHTING CORP.	42,490	22.29	44,102	22.29
MOBILE DEVICES INC.	22,586	20.16	32,880	20.76
DAIWA QUANTUM CAPITAL PARTNERS I, L.P. (DAIWA) (Note C)	63,633	12.50	—	—
TRANSLINK CAPITAL PARTNERS I L. P. (Note C)	83,798	10.55	59,451	11.52
PACIFIC VENTURE CAPITAL CO., LTD. (PACIFIC) (Note D)	—	—	7,379	49.99
UWAVE TECHNOLOGY CORP. (UWAVE) (Note E)	—	—	—	48.64
XGI TECHNOLOGY INC.	—	—	64,393	33.01
AMIC TECHNOLOGY CORP. (AMIC) (Note F)	—	—	10,777	25.87

Total	$11,541,463		$10,222,337

Note A :	On June 26, 2009, UMO has filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of June 30, 2010.

Note B :	A subsidiary of the Company used the equity method to account for its investment in UNITED LED CORPORATION HONG KONG LIMITED, a jointly controlled entity.

Note C :	According to the partnership contract, the Company has significant influence over DAIWA and TRANSLINK, and they are accounted for under the equity method.

Note D :
Through a decision at its stockholders’ meeting on June 27, 2006, PACIFIC set July 3, 2006 as its liquidation date. PACIFIC obtained the approval of liquidation completion from the Taipei District Court on May 14, 2010.

Note E :	On June 29, 2007, UWAVE reached the decision to liquidate the company at its stockholders’ meeting. The liquidation has been completed as of September 15, 2009.

Note F :
The Company’s investment in AMIC was reclassified to “Financial assets measured at cost, noncurrent” in June 2010 because the Company’s ownership in AMIC decreased, and it ceased to have significant influence.

b.
The change of investees’ equity was charged to the Company’s equity in proportion to the ownership percentage. For the six-month periods ended June 30, 2010 and 2009, the changes charged to additional paid-in capital were a decrease of NT$0 and NT$6,912 million, respectively, and the changes charged to retained earnings were a decrease of NT$38 million and an increase of NT$6,895 million, respectively.

c.
Total losses arising from investments accounted for under the equity method were NT$314 million and NT$20 million for the six-month periods ended June 30, 2010 and 2009, respectively. Investment income (loss) amounted to NT$25 million and NT$(83) million for the six-month periods ended June 30, 2010 and 2009, respectively, and the related long-term investment balances of NT$4,824 million and NT$3,811 million as of June 30, 2010 and 2009, respectively, were determined based on the investees’ financial statements audited by the other independent auditors.

d.	The long-term equity investments were not pledged.
(8)	DEBTS INVESTMENT WITHOUT ACTIVE MARKET, NONCURRENT

	As of June 30,
	2010	2009
Convertible bonds	$19,778	$—

The Company acquired 500 units of convertible bonds issued by TOPOINT TECHNOLOGY CO., LTD. (TOPOINT) through private placement in September 2009, and the exchange of the security listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of TOPOINT will be removed on September 23, 2012.
(9)	PROPERTY, PLANT AND EQUIPMENT

	As of June 30, 2010
		Accumulated	Accumulated
	Cost	Depreciation	Impairment	Book Value
Land	$1,564,195	$—	$(270,810)	$1,293,385
Buildings	21,043,233	(9,751,713)	(992,882)	10,298,638
Machinery and equipment	470,763,149	(407,791,778)	(482,085)	62,489,286
Transportation equipment	69,355	(59,682)	—	9,673
Furniture and fixtures	3,300,701	(2,899,063)	(9,929)	391,709
Leasehold improvement	53,594	(48,126)	—	5,468
Construction in progress and prepayments	21,279,308	—	—	21,279,308

Total	$518,073,535	$(420,550,362)	$(1,755,706)	$95,767,467

	As of June 30, 2009
		Accumulated	Accumulated
	Cost	Depreciation	Impairment	Book Value
Land	$2,205,443	$—	$(495,440)	$1,710,003
Buildings	23,850,714	(10,144,738)	(1,820,419)	11,885,557
Machinery and equipment	459,862,498	(388,129,541)	(882,118)	70,850,839
Transportation equipment	69,114	(61,810)	—	7,304
Furniture and fixtures	3,555,595	(2,962,855)	(18,381)	574,359
Leasehold improvement	54,524	(44,645)	—	9,879
Construction in progress and prepayments	5,397,480	—	—	5,397,480

Total	$494,995,368	$(401,343,589)	$(3,216,358)	$90,435,421

a.	Total interest expense before capitalization amounted to NT$205 million and NT$55 million for the six-month periods ended June 30, 2010 and 2009, respectively.
Details of capitalized interest are as follows:

	For the six-month periods ended June 30,
	2010	2009
Land	$383	$—
Buildings	35,568	14,485
Machinery and equipment	167,107	7,638
Others	126	36

Total interest capitalized	$203,184	$22,159

Interest rates applied	1.34%~3.26%	1.07%~2.10%

b.	Please refer to Note 6 for property, plant and equipment pledged as collateral.
(10)	OTHER ASSETS — OTHERS

	As of June 30,
	2010	2009
Leased assets	$1,032,615	$1,135,985
Long-term prepayment	—	790,251
Deposits-out	942,450	763,606
Others	114,277	152,490

Total	$2,089,342	$2,842,332

Please refer to Note 6 for Deposits-out pledged as collateral.

(11)	IMPAIRMENT LOSS

	For the six-month periods ended June 30,
	2010	2009
Long-term investments accounted for under the equity method	$20,802	$—
Financial assets measured at cost, noncurrent	16,254	—
Property, plant and equipment	—	3,315,541
Other assets	—	210,981

Total	$37,056	$3,526,522

After considering objective evidence and the result of the impairment loss testing, the Company recognized impairment losses amounted to NT$16 million and NT$21 million for its financial assets measured at cost, noncurrent and long-term investments accounted for under the equity method, respectively, for the six-month period ended June 30, 2010. As of June 30, 2009, the Company determined that certain fixed assets and idle assets would not generate future cash flows. The Company determined the recoverable amounts of these assets based on the fair values less costs to sell. The impairment test revealed that the total carrying amount of these assets was greater than their total recoverable amount, and the Company recognized an impairment loss amounted to NT$152 million. According to the assessment report and as a result of the impairment loss testing, the Company recognized an impairment loss amounted to NT$3,375 million for its property, plant, equipment and other assets for the six-month period ended June 30, 2009.
(12)	SHORT-TERM LOANS

	As of June 30,
	2010	2009
Unsecured bank loans	$1,189,980	$66,315

	For the six-month periods ended
	June 30,
	2010	2009
Interest rates	0.54%~2.03%	2.15%~3.72%

The Company’s unused short-term lines of credits amounted to NT$15,487 million and NT$12,393 million as of June 30, 2010 and 2009, respectively.

(13)	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of June 30,
	2010	2009
Derivatives embedded in exchangeable bonds	$1,599,792	$—
Forward contracts	61,251	—

Total	$1,661,043	$—

During the six-month periods ended June 30, 2010 and 2009, net gains (losses) arising from financial liabilities at fair value through profit or loss were a net gain of NT$78 million and a net loss of NT$167 million, respectively.
(14)	BONDS PAYABLE

	As of June 30,
	2010	2009
Unsecured domestic bonds payable	$—	$7,500,000
Exchangeable bonds payable	6,498,962	—
Less: discounts on bonds payable	(1,097,828)	(1,806)

Total	5,401,134	7,498,194
Less: Current portion	(5,401,134)	(7,498,194)

Net	$—	$—

a.
During the period from May 21 to June 24, 2003, UMC issued five-year and seven-year unsecured bonds totaled to NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds were fully repaid on June 24, 2008 and June 24, 2010, respectively.

b.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:
(a)	Issue Amount: US$127.2 million
(b)	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

(c)	Redemption
i.
UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Unimicron Technology Corporation (Unimicron) on the TSE , translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.
iii.
UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the ROC’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.
v.
Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.
In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

(d)	Terms of Exchange
i.	Underlying Securities: Common shares of Unimicron.
ii.
Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.
Exchange Price and Adjustment: The exchange price is NTD51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:
i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;
ii.	The bondholders shall have exercised the exchange right before maturity; or
iii.	The bonds shall have been redeemed or purchased by UMC and cancelled.
c.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:
(a)	Issue Amount: US$80 million
(b)	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)
(c)	Redemption
i.
UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.
iii.
UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the ROC’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.
v.
Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.
In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

(d)	Terms of Exchange
i.	Underlying Securities: Common shares of Novatek.
ii.
Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.
Exchange Price and Adjustment: The exchange price is NTD108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:
i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;
ii.	The bondholders shall have exercised the exchange right before maturity; or

iii.	The bonds shall have been redeemed or purchased by UMC and cancelled.
d.	Repayments of the above-mentioned bonds in the future year are as follows:

Bonds repayable (Year)	Amount
2014	$6,498,962

(15)	LONG-TERM LOANS
a.	Details of long-term loans are as follows:

Lender	As of June 30, 2010	Redemption
Secured Long-Term Loan from Bank of Taiwan	$700,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	88,850	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	100,000	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (2)	200,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.

Subtotal	1,088,850
Less: Current portion	(173,767)

Total	$915,083

	For the six-month
	period ended
	June 30, 2010

Interest Rates	1.275%~1.630%

Lender	As of June 30, 2009	Redemption
Secured Long-Term Loan from Bank of Taiwan	$700,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	100,000	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.

Subtotal	800,000
Less: Current portion	(11,111)

Total	$788,889

	For the six-month
	period ended
	June 30, 2009

Interest Rates	1.365%~1.815%

b.	The long-term loans on June 30, 2010 will be repaid by installments with the last payment on December 30, 2013. Repayments in the coming years respectively are as follows:

Long-Term Loans repayable (Year)	Amount
2010	$22,300
2011	365,434
2012	405,283
2013	295,833

Total	$1,088,850

c.	Please refer to Note 6 for property, plant and equipment pledged as collateral for long-term loans.
(16)	PENSION PLAN
a.
The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees eligible for the Labor Standards Law, a defined benefit plan, were offered the options to elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts. The Company has made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005, and a total of NT$196 million and NT$170 million were contributed by the Company for the six-month periods ended, 2010 and 2009, respectively. Pension benefits for employees of the Branch and subsidiaries overseas are provided in accordance with the local regulations, and during the six-month periods ended June 30, 2010 and 2009, the Company made contributions of NT$93 million and NT$72 million, respectively.

b.
The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the fifteenth year. The total units shall not exceed 45 units. In accordance to the plan, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Bank of Taiwan in the name of an administered pension fund committee. Pension costs amounted to NT$98 million and NT$95 million were recognized for the six-month periods ended June 30, 2010 and 2009, respectively. The balances of the pension fund deposited at the Bank of Taiwan were NT$1,336 million and NT$1,254 million, respectively.

(17)	CAPITAL STOCK
a.	UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of June 30, 2009, each at a par value of NT$10.

b.
UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of June 30, 2009. The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of June 30, 2009. One ADS represents five common shares.

c.
On December 14, 2009, UMC sold 78 million shares of treasury stock to employees, which were repurchased during the periods from January 7 to February 16, 2009, for the purpose of transferring to employees.

d.
Among the employee stock options issued by UMC on December 13, 2007, 141 thousand shares were exercised during the six-month period ended June 30, 2010. The issuance process through the authority had been completed.

e.	UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of June 30, 2010, each at a par value of NT$10.

f.
UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of June 30, 2010. The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of June 30, 2010. One ADS represents five common shares.

(18)	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, September 30, 2004, December 22, 2005, October 9, 2007, and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, 350 million, 500 million, and 500 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan after 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

	Total number of	Total number of	Shares available to
	options granted	options outstanding	option holders	Exercise price
Date of grant	(in thousands)	(in thousands)	(in thousands) (Note)	(NTD) (Note)
October 7, 2002	939,000	—	—	$21.42
January 3, 2003	61,000	—	—	$24.15
November 26, 2003	57,330	—	—	$33.70
March 23, 2004	33,330	—	—	$31.25
July 1, 2004	56,590	29,066	20,264	$28.24
October 13, 2004	20,200	6,394	4,457	$24.28
April 29, 2005	23,460	8,946	6,237	$22.37
August 16, 2005	54,350	25,217	17,581	$29.47
September 29, 2005	51,990	34,771	24,241	$26.89
January 4, 2006	39,290	15,065	10,503	$23.17
May 22, 2006	42,058	22,043	15,367	$25.19
August 24, 2006	28,140	12,540	8,743	$24.09
December 13, 2007	500,000	387,778	387,778	$18.03
June 19, 2009	300,000	277,597	277,597	$10.40

Total	2,206,738	819,417	772,768

Note:
The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with the capital reduction rate. Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock. The exercise price of the options is also adjusted according to capital reduction rate. Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

a.	A summary of the Company’s stock option plan, and related information for the six-month periods ended June 30, 2010 and 2009, is as follows:

	For the six-month periods ended June 30,
	2010			2009
			Weighted-			Weighted-
		Shares	average			average
		available to	Exercise		Shares	Exercise
		option	Price per		available to	Price per
	Options	holders	shares	Options	option holders	share
	(in thousands)	(in thousands)	(NTD)	(in thousands)	(in thousands)	(NTD)
Outstanding at beginning of period	861,771	809,566	$16.59	709,484	627,086	$20.79
Granted	—	—	$—	300,000	300,000	$10.40
Exercised	(141)	(141)	$18.03	—	—	$—
Forfeited	(29,585)	(27,853)	$15.88	(23,579)	(21,580)	$19.70
Expired	(12,628)	(8,804)	$31.25	(39,441)	(27,497)	$24.15

Outstanding at end of period	819,417	772,768	$16.45	946,464	878,009	$17.16

Exercisable at end of period	343,319	298,098	$20.96	189,715	132,263	$28.06

Weight-average fair value of options granted during the period (NTD)	$—			$2.83

b.	The information on the Company’s outstanding stock options as of June 30, 2010, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
					Weighted-			Weighted-
				Weighted-	average			average
			Shares	average	Exercise		Shares available	Exercise
	Range of		available to	Expected	Price per		to option	Price per
Authorization	Exercise Price	Options	option holders	Remaining	share	Options	holders	share
Date	(NTD)	(in thousands)	(in thousands)	Years	(NTD)	(in thousands)	(in thousands)	(NTD)
2003.10.08	$28.24	29,066	20,264	—	$28.24	29,066	20,264	$28.24
2004.09.30	$22.37~$29.47	75,328	52,516	1.07	$27.00	74,661	52,051	$26.98
2005.12.22	$23.17~$25.19	49,648	34,613	1.84	$24.30	45,600	31,791	$24.31
2007.10.09	$18.03	387,778	387,778	3.45	$18.03	193,992	193,992	$18.03
2009.05.12	$10.40	277,597	277,597	4.97	$10.40	—	—	$—

		819,417	772,768	3.67	$16.45	343,319	298,098	$20.96

c.
The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007. Compensation costs for these options were NT$0 for the six-month periods ended June 30, 2010 and 2009. For options granted on or after January 1, 2008, the Company recognized compensation cost of NT$126 million and NT$9 million using the fair value method in accordance with ROC SFAS 39 for the six -month periods ended June 30, 2010 and 2009, respectively.

The Company granted options prior to adopting ROC SFAS 39. Pro forma information on net income (loss) and earnings (losses) per share using the fair value method is as follows:

	For the six-month period ended June 30, 2010
	Basic earnings per share	Diluted earnings per share
Net income	$8,754,593	$8,754,593
Earnings per share (NTD)	$0.70	$0.68
Pro forma net income	$8,610,231	$8,610,231
Pro forma earnings per share (NTD)	$0.69	$0.67

	For the six-month period ended June 30, 2009
	Basic losses per share	Diluted losses per share
Net loss	$(6,612,749)	$(6,612,749)
Losses per share (NTD)	$(0.52)	$(0.52)
Pro forma net loss	$(7,028,469)	$(7,028,469)
Pro forma losses per share (NTD)	$(0.55)	$(0.55)

The fair value of the options outstanding as of June 30, 2010 and 2009 were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions. The factors before and after the adoption of ROC SFAS 39 to account for share-based payments were as follows:

Factors	Before	After
Expected dividend yields	1.37~1.71%	1.98%
Volatility factors of the expected market price of the Company’s common stock	36.29%~49.10%	39.67~41.05%
Risk-free interest rate	1.85%~2.85%	1.01%
Weighted-average expected life	4~5 years	3.16~5.03 years
(19)	TREASURY STOCK
a.	Changes in treasury stock during the six-month periods ended June 30, 2010 and 2009 are as follows:
For the six-month period ended June 30, 2010
(In thousands of shares)

	As of			As of
Purpose	January 1, 2010	Increase	Decrease	June 30, 2010
For transfer to employees	221,909	300,000	—	521,909

For the six-month period ended June 30, 2009
(In thousands of shares)

	As of			As of
Purpose	January 1, 2009	Increase	Decrease	June 30, 2009
For transfer to employees	—	300,000	—	300,000

b.
According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital. As such, the maximum number of shares of treasury stock that UMC could hold as of June 30, 2010 and 2009 were 1,299 million shares and 1,299 million shares, while the ceiling amounts were NT$57,351 million and NT$44,485 million, respectively.

c.
In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

d.	As of June 30, 2010, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$14.35 per share. The closing price on June 30, 2010 was NT$14.35.

As of June 30, 2009, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$11.00 per share. The closing price on June 30, 2009 was NT$11.00.
(20)	RETAINED EARNINGS AND DIVIDEND POLICIES

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:
a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.
After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash. Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employee bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the stockholders’ meeting.
The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the stockholders’ meeting. UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to stockholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.
According to the regulation of Taiwan SFC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under stockholders’ equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

During the six-month periods ended June 30, 2010 and 2009, the amounts of the employee bonus and remunerations to directors and supervisors were estimated, in accordance with ARDF Interpretation 96-052. The board of directors estimated the amount by taking into consideration of the Company’s Articles of Incorporation, government regulations and industrial average. Estimated amount of employee bonus and remunerations paid to directors and supervisors are charged to current income. If the board modified the estimates significantly in the subsequent periods, the Company will recognize the change as an adjustment to current income. Moreover, if the amounts were modified by the stockholders’ meeting in the following year, the adjustment will be regarded as a change in accounting estimate and will be reflected in the consolidated statement of income in the following year. Upon stockholders’ approval of the employee stock bonus, the distribution amount is determined by dividing the total approved bonus amount with the closing market price of the Company’s stock one day prior to the approved date. Information about appropriations of the bonus to employees and directors can be obtained from the “Market Observation Post System” on the website of the TSE.
The distributions of cash dividend, employee bonus and directors’ remuneration for 2009 was approved through stockholders’ meeting held on June 15, 2010. The details of distribution are as follows:

2009
Cash Dividend	NT$0.50 per share
Employee bonus – Cash (in NT thousand dollars)	965,003
Directors’ remuneration (in NT thousand dollars)	9,584
Employee bonus and directors’ remuneration amounted to NT$965 million and NT$10 million, respectively, were approved in the stockholders’ meeting held on June 15, 2010. These amounts were consistent with the resolutions of meeting of Board of Directors held on March 17, 2010 and were expensed in 2009.
On June 10, 2009, the stockholders’ meetings approved to offset UMC’s 2008 deficit of NT$26,748 million: by transferring NT$19,712 million from the legal reserve and NT$7,036 million from the additional paid-in capital to unappropriated earnings.

(21)	OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the six-month periods ended June 30,
	2010			2009
	Operating	Operating		Operating	Operating
	costs	expenses	Total	costs	expenses	Total
Personnel expenses
Salaries	$6,078,257	$2,313,011	$8,391,268	$3,808,170	$1,497,530	$5,305,700
Labor and health insurance	286,037	96,470	382,507	251,045	95,657	346,702
Pension	295,762	91,357	387,119	251,679	88,376	340,055
Other personnel expenses	61,161	19,241	80,402	34,951	16,936	51,887
Depreciation	14,579,518	986,683	15,566,201	16,072,933	1,189,741	17,262,674
Amortization	70,933	214,566	285,499	27,782	334,765	362,547
(22)	INCOME TAX
a.	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income (loss) based on the statutory tax rate is as follows:

	For six-month periods ended June 30,
	2010	2009
Income tax on pre-tax income (loss) from continuing operations at statutory tax rate	$1,496,194	$(3,362,045)
Permanent and temporary differences	(686,255)	1,827,426
Change in investment tax credit	2,056,528	4,508,908
Change in loss carry-forward	(171,671)	(1,369,500)
Change in valuation allowance	(2,331,555)	(1,623,502)
Income basic tax	2,526	1,823
Adjustment of prior year’s tax expense	(4,647)	(80)
Change in deferred tax assets and liabilities resulting from the change of statutory tax rate	202,628	322,805
Others	(53,417)	(30,393)

Income tax expense	$510,331	$275,442

b.	Significant components of deferred income tax assets and liabilities are as follows:

	As of June 30,
	2010		2009
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$7,534,276		$9,114,746
Depreciation	$3,383,602	1,002,392	$3,299,664	1,333,971
Loss carry-forward	11,145,571	4,309,538	12,564,664	4,415,462
Pension	3,288,593	559,061	3,351,469	690,831
Allowance on sales returns and discounts	456,446	93,237	789,890	179,755
Allowance for loss on decline in market value and obsolescence of inventories	938,161	171,819	1,272,791	264,483
Others	2,248,428	586,331	2,277,130	531,437

Total deferred income tax assets		14,256,654		16,530,685
Valuation allowance		(10,486,645)		(12,051,306)

Net deferred income tax assets		3,770,009		4,479,379

Deferred income tax liabilities
Unrealized exchange gain	(180,395)	(30,686)	(194,028)	(38,805)
Depreciation	—	—	(2,069,123)	(517,936)
Others	(229,412)	(37,363)	(214,735)	(52,446)

Total deferred income tax liabilities		(68,049)		(609,187)

Total net deferred income tax assets		$3,701,960		$3,870,192

Deferred income tax assets — current		$3,198,338		$4,995,016
Deferred income tax liabilities — current		(42,595)		(81,077)
Valuation allowance		(2,214,634)		(3,215,863)

Net		941,109		1,698,076

Deferred income tax assets — noncurrent		11,058,316		11,535,669
Deferred income tax liabilities — noncurrent		(25,454)		(528,110)
Valuation allowance		(8,272,011)		(8,835,443)

Net		2,760,851		2,172,116

Total net deferred income tax assets		$3,701,960		$3,870,192

c.	UMC’s income tax returns for all the fiscal years up to 2007 have been assessed and approved by the R.O.C. Tax Authority.

d.
UMC was granted several four or five-year income tax exemption periods with respect to income derived from the expansion of operations. The income tax exemption periods will expire on December 31, 2015.

e.	The Company earns investment tax credits for the amount invested in production equipment, research and development, and employee training.

As of June 30, 2010, the Company’s unused investment tax credits were as follows:

		Balance of unused
Expiration Year	Investment tax credits earned	investment tax credits
2010	$2,178,141	$1,781,707
2011	2,083,613	2,083,613
2012	1,886,037	1,886,037
2013	1,634,647	1,634,647
2014	148,272	148,272

Total	$7,930,710	$7,534,276

f.	As of June 30, 2010, the unutilized accumulated losses for the Company were as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
2012	$4,509,064	$4,509,064
2013	1,278,043	1,278,043
2014	253,440	253,440
2015	1,702,527	1,702,527
2016	2,205,703	2,205,703
2017	594,639	594,639
2018	74,684	74,684
2019	39,142	39,142
2020	488,329	488,329

Total	$11,145,571	$11,145,571

g.
The balance of UMC’s imputation credit amounts as of June 30, 2010 and 2009 were NT$1,215 million and NT$1,017 million, respectively. The expected creditable ratio for 2009 and the actual creditable ratio for 2008 were 11.45% and 0%, respectively.

h.	UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

i.
According to R.O.C. Income Tax Act amended on May 27, 2009, effective January 1, 2010, the statutory tax rate of the Company was decreased from 25% to 20%, which was further reduced to 17% in accordance with the amendment dated June 15, 2010.

(23)	EARNINGS (LOSSES) PER SHARE

For the six-month periods ended June 30, 2010 and 2009, there were employee stock options outstanding and for the six-month period ended June 30, 2010, the Company calculated the effect of employee bonus in accordance with the ARDF Interpretation No. 97-169. The Company is considered as a complex capital structure. However, the employee stock options were not dilutive when calculating the diluted losses per share for the six-month period ended June 30, 2009; therefore, they were not included in the diluted losses per share calculation:

	For the six-month period ended June 30, 2010
	Amount			Earnings per share (NTD)
			Shares	Income
	Income before		expressed	before
	income tax	Net income	in thousands	income tax	Net income
Earnings per share-basic (NTD)
Income from continuing operations	$9,196,294	$8,686,144	12,543,463	$0.73	$0.69
Extraordinary gain	82,469	68,449		0.01	0.01

Income attributable to UMC’s common stock stockholders	$9,278,763	$8,754,593		$0.74	$0.70

Effect of dilution
Employee bonus	—	—	142,432
Employee stock option	—	—	99,086
Earnings per share-diluted
Income from continuing operations	$9,196,294	$8,686,144	12,784,981	$0.72	$0.67
Extraordinary gain	82,469	68,449		0.01	0.01

Income attributable to UMC’s common stock stockholders	$9,278,763	$8,754,593		$0.73	$0.68

For the six-month period ended June 30, 2009
	Amount		Shares	Losses per share (NTD)
	Loss before		expressed	Loss before
	income tax	Net Loss	in thousands	income tax	Net Loss
Losses per share-basic (NTD)
Loss attributable to UMC’s common stock stockholders	$(6,341,962)	$(6,612,749)	12,719,140	$(0.50)	$(0.52)

5.	RELATED PARTY TRANSACTIONS
(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
UNIMICRON HOLDING LIMITED	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
UNITED MICRODISPLAY OPTRONICS CORP. (has filed for liquidation on June 26, 2009)	Equity Investee
AMIC TECHNOLOGY CORP.	Equity Investee (ceased to be an equity investee since June 2010)
PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee (Liquidation completed on May 14, 2010)
XGI TECHNOLOGY INC. (XGI)	Equity Investee (ceased to be an equity investee since June 2010)
NEXPOWER TECHNOLOGY CORP.	Equity Investee
SILICON INTEGRATED SYSTEMS CORP. (SILICON)	The Company’s director
MOBILE DEVICES INC.	Subsidiary’s equity investee
CRYSTAL MEDIA INC.	Subsidiary’s equity investee
POWER LIGHT TECH CO., LTD.	Subsidiary’s equity investee
(2)	Significant Related Party Transactions
a.	Operating revenues

	For the six-month periods ended June 30,
	2010		2009
	Amount	Percentage	Amount	Percentage
SILICON	$447,390	1	$365,363	1
Others	29,744	0	52,446	0

Total	477,134	1	$417,809	1

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.
b.	Accounts receivable, net

	As of June 30,
	2010		2009
	Amount	Percentage	Amount	Percentage
SILICON	$203,969	1	$233,148	1
Others	2,375	0	124,768	1

Total	206,344	1	357,916	2

Less: Allowance for sales returns and discounts	(1,417)		(1,737)
Less: Allowance for doubtful accounts	—		(89,130)

Net	$204,927		$267,049

c.	Significant asset transactions

	As of June 30, 2010
	Item	Disposal amount	Disposal Gain
SILICON	Disposal of XGI stock	$38,030	$14,690

6.	ASSETS PLEDGED AS COLLATERAL
As of June 30, 2010

		Party to which asset(s)
	Amount	was pledged	Purpose of pledge
Deposit-out (Time deposit)	$639,841	Customs	Customs duty guarantee
Deposit-out (Time deposit)	86,335	Hsinchu Science Park	Collateral for land lease
Deposit-out (Time deposit)	43,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	960	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Machinery and equipment	3,372,144	Bank of Taiwan	Collateral for long-term loans

Total	$4,169,704

As of June 30, 2009

		Party to which asset(s)
	Amount	was pledged	Purpose of pledge
Deposit-out (Time deposit)	$619,932	Customs	Customs duty guarantee
Machinery and equipment	5,165,688	Bank of Taiwan	Collateral for long term loans

Total	$5,785,620

7.	COMMITMENT AND CONTINGENT LIABILITIES
(1)
The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$6.7 billion. Royalties and development fees payable in future years are NT$2.1 billion as of June 30, 2010.

(2)
UMC signed several construction contracts for the expansion of its factory premises. As of June 30, 2010, these construction contracts amounted to approximately NT$6.5 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$2.4 billion.

(3)
The Company entered into several operating lease contracts for land and office. These renewable operating leases will expire in various years through 2049. Future minimum lease payments under those leases are as follows:

For the years ended December 31,	Amount
2010(3rd quarter and thereafter)	$187,186
2011	352,902
2012	295,727
2013	267,502
2014	231,937
2015 and thereafter	1,663,336

Total	$2,998,590

(4)
On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of UMC’s facilities. On February 18, 2005, UMC’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to HeJian Technology (Suzhou) Co., Ltd. (“HeJian”) did not involve any investment or technology transfer.

Furthermore, from the very beginning there was a verbal indication that, at the proper time, UMC would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. However, no promise was made by UMC and no written agreement was made and executed. Upon UMC’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of HeJian offered 15% of the approximately 700 million outstanding shares of the holding company of HeJian in return for UMC’s past assistance and for continued assistance in the future.
Immediately after UMC had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to UMC. The stockholders meeting dated June 13, 2005 resolved that to the extent permitted by law, UMC shall try to get the 15% of the outstanding shares offered by the holding company of HeJian as an asset of UMC. The holding company of HeJian offered 106 million shares of its outstanding common shares in return for UMC’s assistance. The holding company of HeJian has put all such shares in escrow. UMC was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of HeJian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, UMC may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the ROC laws and regulations allow UMC to acquire and exercise. In the event that any stock dividend or cash dividend is distributed, UMC’s stake in the holding company of HeJian will accumulate accordingly.

In April 2005, UMC’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (ROC FSC) for failure to disclose material information relating to HeJian in accordance with applicable rules. As a result of the imposition of the fines by the ROC FSC, UMC was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. UMC and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was dismissed by the Executive Yuan, R.O.C. on February 21, 2006 and the ROC FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao has filed an administrative action against the ROC FSC with Taipei High Administrative Court on April 14, 2006. On December 27, 2007, the Administrative High Court revoked the decision and ruled in favor of Mr. Tsao. In January 2008, the ROC FSC filed an appeal with the Supreme Administrative Court. On November 5, 2009, the Supreme Administrative Court overruled ROC FSC’s appeal.
For UMC’s assistance to HeJian, UMC’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by UMC, were indicted for violating the Business Entity Accounting Act and breach of trust under the Criminal Law by Hsinchu District Prosecutors Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of UMC’s Chairman, Vice Chairman and directors prior to the announcement of the prosecution; for this reason, at the time of the prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as UMC’s directors and had not executed their duties as UMC’s Chairman and Vice Chairman.
In the future, if a guilty judgment is pronounced by the court, such consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns only; UMC would not be subject to indictment regarding this case. Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng were pronounced innocent of the charge by Hsinchu District Court on October 26, 2007. On November 15, 2007, Taiwan’s Hsinchu District Prosecutors Office filed an appeal. On December 31, 2008, Taiwan High Court rejected the prosecutor’s appeal and sustained Hsinchu District Court’s decision. On January 20, 2009, Taiwan High Prosecutors Office filed an appeal against Mr. Robert H.C. Tsao and Mr. John Hsuan with the Supreme Court. On December 3, 2009, the Supreme Court reversed the Taiwan High Court’s decision and remanded the case for new trial. The Supreme Court will announce the judgment on September 14, 2010.

On February 15, 2006, UMC was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as UMC believes it was illegally and improperly fined, UMC had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. On October 19, 2006, Executive Yuan denied the administrative appeal filed by UMC. UMC had filed an administrative litigation case against MOEA on December 8, 2006. Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007. MOEA filed an appeal against UMC on August 10, 2007. On December 10, 2009, the Supreme Administrative Court reversed the Taipei High Administrative Court’s decision and remanded the case for new trial. Taipei High Administrative Court announced judgment for MOEA on July 21, 2010. UMC will commission the legal counsel to file an appeal with the Supreme Administrative Court before August 25, 2010.
(5)
UMC convened its 19th session, 10th term of its Board of Directors meeting on April 29, 2009. During the meeting, its board approved to propose the acquisition (the “Acquisition”) by UMC of the holding company of HeJian. The stockholder’s meeting of UMC on June 10, 2009 approved the Acquisition. However, consummation of the Acquisition is subject to approvals from governmental authorities.

(6)
After the ROC laws and regulations with respect to investments in China have been amended, UMC is in process of preparing application documents in connection with the merger with the holding company of HeJian to governmental authorities for approvals. The closing date of this merger, which was originally expected to occur on or before December 31, 2009 and automatically extended to March 31, 2010 pursuant to the Agreement and Plan of Merger, is no longer applicable. The actual closing date of this merger will be determined based on the progress of this merger and will be announced in accordance with the applicable laws and regulations.

8.	SIGNIFICANT DISASTER LOSS

None.
9.	SIGNIFICANT SUBSEQUENT EVENT
None.
10.	OTHERS
(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)	Financial risk management objectives and policies
The Company’s principal financial instruments, other than derivatives, are comprised of cash and cash equivalents, common stock, preferred stock, bonds, open-end funds, bank loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the Company’s operations. The Company also holds various other financial assets and liabilities such as accounts receivable and accounts payable, which arise directly from its operations.

UMC also enters into derivative transactions, including interest rate swap agreements and forward currency contracts. The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from UMC’s operations and financing activities.
The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.
Cash flow interest rate risk
UMC utilizes interest rate swap agreements to avoid its cash flow interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.
The Company’s bank loans bear floating interest rates. The fluctuation of market interest will result in changes in the Company’s future cash flows.
Foreign currency risk
The Company has foreign currency risk arising from purchases and sales. The Company utilizes spot or forward contracts to avoid foreign currency risk. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward contracts for uncertain commitments.
Commodity price risk
The Company’s exposure to commodity price risk is minimal.
Credit risk
The Company only trades with established and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.
With respect to credit risk arising from the other financial assets of the Company, it is comprised of cash and cash equivalents and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.
Although the Company only trades with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.
Liquidity risk
The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

(3)	Information of financial instruments
a.	Fair value of financial instruments

	As of June 30,
	2010		2009
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets
Non-derivative
Cash and cash equivalents	$59,325,330	$59,325,330	$48,495,417	$48,495,417
Financial assets at fair value through profit or loss	1,800,690	1,800,690	1,279,678	1,279,678
Receivables	20,680,508	20,680,508	15,065,119	15,065,119
Restricted assets	63,056	63,056	—	—
Available-for-sale financial assets	35,479,915	35,479,915	29,592,764	29,592,764
Financial assets measured at cost	7,510,491	—	7,657,766	—
Long-term investments accounted for under the equity method	11,541,463	10,987,776	10,222,337	9,763,570
Prepayment for long-term investments	24,480	—	—	—
Debts investment without active market	19,778	—	—	—
Deposits-out	942,450	942,450	763,606	763,606
Derivative
Interest rate swap agreements	—	—	88,082	88,082
Forward contracts	5,384	5,384	30,568	30,568
Derivatives embedded in convertible bonds	36,267	—	—	—

Financial Liabilities
Non-derivative
Short-term loans	1,189,980	1,189,980	66,315	66,315
Payables	30,802,100	30,802,100	12,735,294	12,735,294
Bonds payable (current portion included)	5,401,134	5,602,954	7,498,194	7,143,323
Long-term loans (current portion included)	1,088,850	1,088,850	800,000	800,000

Derivative
Derivatives embedded in exchangeable bonds	1,599,792	1,599,792	—	—
Forward contracts	61,251	61,251	—	—

b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:
i.
The book values of short-term financial instruments approximate their fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, receivables, restricted assets, short-term loans and payables.

ii.
The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices. If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

iii.
The fair value of long-term investments accounted for under the equity method are based on the quoted market prices. If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.
The fair value of financial assets measured at cost, prepayment for long-term investments and debts investment without active market are unable to be estimated since there is no active market in trading those unlisted investments.

v.
Deposits-out is certificates of deposit collateralized at Customs or other institutions. The fair value of deposits-out is based on their carrying amount since the deposit periods are primarily within one year and renewed upon maturity.

vi.	The fair value of bonds payable is determined by the market price or other information.

vii.	The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for borrowings with similar types.

viii.
Except for embedded derivatives which are linked to stocks traded in the emerging market or stocks without active market and can only be settled with the underlying stocks, the fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date or determined by the other information.

c.
The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique
Non-derivative Financial Instruments	2010.06.30	2009.06.30	2010.06.30	2009.06.30
Financial assets
Financial assets at fair value through profit or loss	$1,800,690	$1,279,678	$—	$—
Available-for-sale financial assets	34,371,858	28,836,514	1,108,057	756,250
Long-term investments accounted for under the equity method	—	—	10,987,776	9,763,570
Financial liabilities Short-term loans	—	—	1,189,980	66,315
Bonds payable (current portion included)	—	7,143,323	5,602,954	—
Long-term loans (current portion included)	—	—	1,088,850	800,000

Derivative
Financial Instruments
Financial assets
Interest rate swap agreements	—	—	—	88,082
Forward contracts	—	—	5,384	30,568

Financial liabilities
Derivatives embedded in exchangeable bonds	—	—	1,599,792	—
Forward contracts	—	—	61,251	—
d.
For the six-month periods ended June 30, 2010 and 2009, the total change in fair value estimated by using valuation techniques and recognized in the consolidated statement of income were a net gain of NT$245 million and a net loss of NT$65 million, respectively.

e.	UMC’s derivative assets with cash flow interest rate risk exposure were NT$0 and NT$88 million as of June 30, 2010 and 2009, respectively.

f.
During the six-month periods ended June 30, 2010 and 2009, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss were NT$69 million and NT$111 million, respectively, while interest expense for the six-month periods ended June 30, 2010 and 2009 were NT$205 million and NT$55 million, respectively.

(4)
UMC entered into interest rate swap agreements and forward contracts for hedging the interest rate risk arising from the counter-floating rate of its domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. UMC entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items, and these financial instruments were not held for trading purposes. The relevant information on the derivative financial instruments entered into by UMC is as follows:

a.
UMC utilized interest rate swap agreements to hedge its interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements were the same as those of the domestic bonds, which were five and seven years. The floating rate was reset annually. The above-mentioned five-year and seven-year interest rate swap agreements matured on June 2008 and 2010, respectively.

As of June 30, 2009, UMC had the following interest rate swap agreements outstanding:

As of June 30, 2009

		Interest Rate
Notional Amount	Contract Period	Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%
b.	The details of forward contracts entered into by UMC are summarized as follows:

As of June 30, 2010

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 236 million	May 6, 2010 to August 26, 2010
As of June 30, 2009

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 323 million	April 17, 2009 to August 25, 2009

c.	Transaction risk
(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates.

The cash flow requirements on forward contracts are limited to the forward contract’s principal amount, which is the same as the underlying net assets or liabilities denominated in their foreign currencies at the settlement day. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments in the financial statements is summarized as follows:
As of June 30, 2010 and 2009, the Company’s interest rate swap agreements were classified as financial assets at fair value through profit or loss amounted to NT$0 and NT$88 million. A related valuation gain of NT$0 million and loss of NT$25 million were recorded under non-operating income and expenses for the six-month periods ended June 30, 2010 and 2009, respectively.
As of June 30, 2010 and 2009, the forward contracts were classified as current assets amounted to the NT$5 million and NT$31 million, respectively, while the forward contracts were classified as current liabilities amounted to the NT$61 million and NT$0, respectively. And for the changes in the valuation, losses of NT$71 million and NT$40 million were recorded under non-operating expenses for the six-month periods ended June 30, 2010 and 2009, respectively.
(5)	Significant intercompany transactions among consolidated entities for the six-month periods ended June 30, 2010 and 2009 are disclosed in Attachment 1.

(6)	Details of subsidiaries that hold UMC’s stock are as follows:

As of June 30, 2010

	No. of Shares
Subsidiary	(in thousands)	Amount	Purpose
FORTUNE VENTURE CAPITAL CORP.	16,079	$230,730	Long-term investment
As of June 30, 2009

	No. of Shares
Subsidiary	(in thousands)	Amount	Purpose
FORTUNE VENTURE CAPITAL CORP.	16,079	$176,866	Long-term investment
(7)
On June 7, 2010, UMC acquired 59 thousand shares of UMC JAPAN from minority stockholders for approximately JPY 735 million. In accordance with ROC SFAS 25, the fair value of the acquired identifiable net assets in excess of the purchase price was allocated proportionately to UMC JAPAN’s noncurrent assets. After those noncurrent assets acquired were reduced to zero, UMC recognized the remaining excess as an extraordinary gain of NT$82 million.

(8)
NBI, a subsidiary of UMC, used the equity method to account for its investment in UNITED LED CORPORATION HONG KONG LIMITED, a jointly controlled entity since June 1, 2010. The summarized financial information which NBI recognized as of or for the six-month period ended June 30, 2010, is as follows:

Items	Amount
Current assets	$213,204
Noncurrent assets	82,880
Current liabilities	29,640
Long-term liabilities	—
Revenues	3,509
Expenses	(1,839)
11.	ADDITIONAL DISCLOSURES
(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C Securities and Futures Bureau:
a.	Financing provided to others for the six-month period ended June 30, 2010: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the six-month period ended June 30, 2010: Please refer to Attachment 3.

c.	Securities held as of June 30, 2010: Please refer to Attachment 4.

d.
Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2010: Please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2010: Please refer to Attachment 6.

f.	Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2010: Please refer to Attachment 7.

g.
Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2010: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2010: Please refer to Attachment 9.

i.	Names, locations and related information of investees as of June 30, 2010: Please refer to Attachment 10.

j.	Financial instruments and derivative transactions: Please refer to Note 10.
(2)	Investment in Mainland China
a.
Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, percentage of ownership, investment income (loss), book value of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.
Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: None.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
For the six-month period ended June 30, 2010

				Transactions
							Percentage of consolidated
			Relationship with				operating revenues or consolidated
No.			the Company			Terms	total assets
(Note 1)	Related Party	Counterparty	(Note 2)	Account	Amount	(Note 3)	(Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$26,811,087	Net 60 Days	46%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,011,262	—	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	504,706	Net 60 Days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	205,696	—	0%
1	EVERRICH ENERGY CORPORATION	EVERRICH (SHANDONG) ENERGY CO., LTD.	3	Sales	35,500	Month-end 90 Days	0%
1	EVERRICH ENERGY CORPORATION	EVERRICH (SHANDONG) ENERGY CO., LTD.	3	Accounts receivable	35,779	—	0%
For the six-month period ended June 30, 2009

				Transactions
							Percentage of consolidated
			Relationship with				operating revenues or consolidated
No.			the Company			Terms	total assets
(Note 1)	Related Party	Counterparty	(Note 2)	Account	Amount	(Note 3)	(Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$16,897,436	Net 60 days	50%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	5,367,702	—	2%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Sales	918,717	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Accounts receivable	27,514	—	0%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	362,421	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	141,094	—	0%

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
Note 1:	UMC and its subsidiaries are coded as follows:
1.	UMC is coded “0”.

2.	The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.
Note 2:	Transactions are categorized as follows:
1.	The holding company to subsidiary.

2.	Subsidiary to holding company.

3.	Subsidiary to subsidiary.
Note 3:	The sales price to the above related parties was determined through mutual agreement based on the market conditions.

Note 4:	The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item’s balance at period-end.

For profit or loss items, cumulative balances are used as basis.

ATTACHMENT 2 (Financing provided to others for the six-month period ended June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
UNITED MICROELECTRONICS CORPORATION

			Financial	Maximum				Amount of sales to		Allowance for			Limit of financing	Limit of total
		Counter-	statement	balance for the	Ending		Nature of	(purchases from)	Reason for	doubtful	Collateral		amount for individual	financing
No.	Lender	Party	account	period	balance	Interest rate	financing	counter-party	financing	accounts	Item	Value	counter-party	amount

None

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
UNITED MICROELECTRONICS CORPORATION

				Limit of	Maximum			Percentage of accumulated guarantee	Limit of total
		Receiving party		guarantee/endorsement	balance for the	Ending	Amount of collateral	amount to net assets value from the	guarantee/endorsement
No.	Endorsor/Guarantor	Company name	Relationship	amount for receiving party	period	balance	guarantee/endorsement	latest financial statement	amount

None

ATTACHMENT 4 (Securities held as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
UNITED MICROELECTRONICS CORPORATION

				June 30, 2010
				Units (thousand)/					Shares as
				bonds/ shares			Percentage of	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)		Book value	ownership (%)	Net assets value	(thousand)
Bonds	CATHAY FINANCIAL HOLDING CO., LTD.	—	Financial assets at fair value through profit or loss, current	380		$391,406	—	$391,406	None
Stock	PROMOS TECHNOLOGIES INC.	—	Financial assets at fair value through profit or loss, current	471,400		872,090	6.49	872,090	None
Stock	ACTION ELECTRONICS CO., LTD.	—	Financial assets at fair value through profit or loss, current	17,618		190,275	5.47	190,275	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	—	Financial assets at fair value through profit or loss, current	280		41,454	0.94	41,454	None
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	—	Financial assets at fair value through profit or loss, current	19,418		168,353	0.17	168,353	None
Stock	YANG MING MARINE TRANSPORT CORP.	—	Financial assets at fair value through profit or loss, current	3,608		59,352	0.14	59,352	None
Stock	UMC GROUP (USA)	Investee company	Long-term investments accounted for under the equity method	16,438		1,467,531	100.00	1,467,531	None
Stock	UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Long-term investments accounted for under the equity method	9		324,973	100.00	317,358	None
Stock	UMC CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	114,163		4,324,157	100.00	4,324,157	None
Stock	UNITED MICROELECTRONICS CORP. (SAMOA)	Investee company	Long-term investments accounted for under the equity method	680		3,831	100.00	3,831	None
Stock	UMCI LTD.	Investee company	Long-term investments accounted for under the equity method	880,006		—	100.00	—	None
Stock	GREEN EARTH LIMITED	Investee company	Long-term investments accounted for under the equity method	10,000		314,283	100.00	314,283	None
Stock	TLC CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	486,150		6,469,153	100.00	6,469,153	None
Stock	UMC NEW BUSINESS INVESTMENT CORP.	Investee company	Long-term investments accounted for under the equity method	300,000		2,858,805	100.00	2,858,805	None
Stock	ALPHA WISDOM LIMITED	Investee company	Long-term investments accounted for under the equity method	60,000		2,652,517	100.00	2,683,013	None
Stock	FORTUNE VENTURE CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	550,793		8,989,494	99.99	9,358,416	None
Stock	UNITED MICRODISPLAY OPTRONICS CORP.	Investee company	Long-term investments accounted for under the equity method	26,755		35,237	89.99	58,830	None
Stock	UMC JAPAN	Investee company	Long-term investments accounted for under the equity method	5	Note 1	5,231,392	55.56	5,377,399	None
Stock	MTIC HOLDINGS PTE. LTD.	Investee company	Long-term investments accounted for under the equity method	12,000		251,878	46.49	251,878	None
Fund	MEGA MISSION LIMITED PARTNERSHIP	Investee company	Long-term investments accounted for under the equity method	—		1,899,777	45.00	1,903,174	None

ATTACHMENT 4 (Securities held as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
UNITED MICROELECTRONICS CORPORATION

				June 30, 2010
				Units (thousand)/				Shares as
				bonds/ shares		Percentage of	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	ownership (%)	Net assets value	(thousand)
Stock	UNITECH CAPITAL INC.	Investee company	Long-term investments accounted for under the equity method	21,000	$756,892	42.00	$756,892	None
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Investee company	Long-term investments accounted for under the equity method	65,231	3,115,923	36.49	3,095,408	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	107,283	2,291,732	35.37	2,205,484	None
Stock	UNIMICRON HOLDING LIMITED	Investee company	Long-term investments accounted for under the equity method	20,000	558,472	25.25	560,855	None
Stock	UNIMICRON TECHNOLOGY CORP.	—	Available-for-sale financial assets, current	80,009	3,792,425	5.17	3,792,425	None
Stock	NOVATEK MICROELECTRONICS CORP.	—	Available-for-sale financial assets, current	23,722	2,066,206	3.98	2,066,206	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Available-for-sale financial assets, noncurrent	120,892	2,435,975	16.94	2,435,975	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	18,365	107,987	16.52	107,987	None
Stock	HOLTEK SEMICONDUCTOR INC.	—	Available-for-sale financial assets, noncurrent	36,118	1,592,815	16.22	1,592,815	None
Stock	FARADAY TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	54,357	2,717,868	14.67	2,717,868	None
Stock	ITE TECH. INC.	—	Available-for-sale financial assets, noncurrent	18,633	931,656	9.21	931,656	None
Stock	UNIMICRON TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	116,127	5,504,422	7.51	5,504,422	None
Stock	NOVATEK MICROELECTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	37,829	3,294,879	6.35	3,294,879	None
Stock	SPRINGSOFT, INC.	—	Available-for-sale financial assets, noncurrent	8,658	246,751	4.18	246,751	None
Stock	KING YUAN ELECTRONICS CO., LTD.	—	Available-for-sale financial assets, noncurrent	40,528	541,045	3.28	541,045	None
Stock	EPISTAR CORP.	—	Available-for-sale financial assets, noncurrent	21,215	1,782,059	2.76	1,782,059	None
Stock	CHIPBOND TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	12,820	615,362	2.19	615,362	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,204	31,656	0.94	31,656	None

ATTACHMENT 4 (Securities held as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
UNITED MICROELECTRONICS CORPORATION

				June 30, 2010
				Units (thousand)/				Shares as
				bonds/ shares		Percentage of	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	ownership (%)	Net assets value	(thousand)
Stock	MEGA FINANCIAL HOLDING COMPANY	—	Available-for-sale financial assets, noncurrent	88,077	$1,523,729	0.80	$1,523,729	None
Fund	VIETNAM INFRASTRUCTURE LTD.	—	Available-for-sale financial assets, noncurrent	5,000	54,101	—	54,101	None
Stock	PIXTECH, INC.	—	Financial assets measured at cost, noncurrent	9,883	—	17.63	Note 2	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	20,000	200,000	13.61	Note 2	None
Stock	AMIC TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	5,627	—	8.12	Note 2	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	—	Financial assets measured at cost, noncurrent	13,185	146,250	7.66	Note 2	None
Stock	INDUSTRIAL BANK OF TAIWAN CORP.	—	Financial assets measured at cost, noncurrent	118,303	1,139,196	4.95	Note 2	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	13,912	208,746	4.26	Note 2	None
Stock	TECO NANOTECH CO., LTD.	—	Financial assets measured at cost, noncurrent	9,001	—	3.73	Note 2	None
Stock	EMIVEST AEROSPACE CORP.	—	Financial assets measured at cost, noncurrent	1,124	—	1.50	Note 2	None
Stock	TAIWAN AEROSPACE CORP.	—	Financial assets measured at cost, noncurrent	234	—	0.17	Note 2	None
Fund	PACIFIC TECHNOLOGY PARTNERS, L.P.	—	Financial assets measured at cost, noncurrent	—	150,508	—	N/A	None
Fund	PACIFIC UNITED TECHNOLOGY, L.P.	—	Financial assets measured at cost, noncurrent	—	94,657	—	N/A	None
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	—	Financial assets measured at cost, noncurrent	30,000	—	—	N/A	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	—	Financial assets measured at cost, noncurrent	12,000	263,460	—	N/A	None
Stock-Preferred stock	TONBU, INC.	—	Financial assets measured at cost, noncurrent	938	—	—	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,166	—	—	N/A	None
Stock-Preferred stock	TASHEE GOLF & COUNTRY CLUB	—	Financial assets measured at cost, noncurrent	0	80	—	N/A	None
Note 1 : The common shares of UMC JAPAN is transferred to Class A shares and the number of shares presented in the table is one unit of Class A share.
Note 2 : The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of June 30, 2010.

ATTACHMENT 4 (Securities held as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
FORTUNE VENTURE CAPITAL CORP.

				June 30, 2010
				Units (thousand)/				Shares as
				bonds/ shares		Percentage of	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	ownership (%)	Net assets value	(thousand)
Convertible bonds	TXC CORP.	—	Financial assets at fair value through profit or loss, noncurrent	220	$23,760	—	$23,760	None
Stock	UNITRUTH INVESTMENT CORP.	Investee company	Long-term investments accounted for under the equity method	119,060	1,413,914	100.00	1,413,914	None
Stock	MOS ART PACK CORP.	Investee company	Long-term investments accounted for under the equity method	29,000	277,356	54.72	273,950	None
Stock-Preferred stock	AEVOE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	4,170	58,557	43.77	58,557	None
Stock	EXOJET TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	5,833	48,107	26.80	38,445	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	6,840	133,460	25.02	82,448	None
Stock	ANOTO TAIWAN CORP.	Investee company	Long-term investments accounted for under the equity method	1,568	3,924	24.12	3,924	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	4,493	27,428	23.85	27,428	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	7,913	64,052	22.61	43,964	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	4,525	32,624	16.95	23,392	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	5,309	18,819	16.15	15,185	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	12,600	335,047	4.15	259,026	None
Stock	DAVICOM SEMICONDUCTOR, INC.	—	Available-for-sale financial assets, noncurrent	8,596	379,934	10.49	379,934	None
Stock	PIXART IMAGING, INC.	—	Available-for-sale financial assets, noncurrent	13,102	2,371,505	10.02	2,371,505	None
Stock	ITE TECH. INC.	—	Available-for-sale financial assets, noncurrent	9,024	451,182	4.46	451,182	None
Stock	ALPHA & OMEGA SEMICONDUCTOR LTD.	—	Available-for-sale financial assets, noncurrent	713	315,458	3.23	315,458	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	2,190	57,609	1.72	57,609	None
Stock	EPISTAR CORP.	—	Available-for-sale financial assets, noncurrent	4,778	401,377	0.62	401,377	None
Stock	UNITED MICROELECTRONICS CORP.	Investor company	Available-for-sale financial assets, noncurrent	16,079	230,730	0.12	230,730	None
Stock	TXC CORP.	—	Available-for-sale financial assets, noncurrent	200	10,020	0.07	10,020	None

ATTACHMENT 4 (Securities held as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
FORTUNE VENTURE CAPITAL CORP.

				June 30, 2010
				Units (thousand)/				Shares as
				bonds/ shares		Percentage of	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	ownership (%)	Net assets value	(thousand)
Stock	DARCHUN VENTURE CORP.	—	Financial assets measured at cost, noncurrent	4,500	$45,000	19.65	Note	None
Stock	CLIENTRON CORP.	—	Financial assets measured at cost, noncurrent	17,675	176,797	19.64	Note	None
Stock	STAR SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	3,837	—	16.63	Note	None
Stock	OCULON OPTOELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	1,947	26,068	11.73	Note	None
Stock	BCOM ELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	3,050	21,912	11.73	Note	None
Stock	AMIC TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	7,410	17,245	10.67	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	3,239	31,267	10.67	Note	None
Stock	KUN YUAN TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	9,005	90,049	10.64	Note	None
Stock	AWISE FIBER TECH.CO., LTD.	—	Financial assets measured at cost, noncurrent	1,200	15,192	10.63	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	2,500	21,875	10.23	Note	None
Stock	UWIZ TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	4,530	50,553	10.06	Note	None
Stock	NCTU SPRING I TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	3,470	19,021	10.06	Note	None
Stock	ADVANCE MATERIALS CORP.	—	Financial assets measured at cost, noncurrent	11,910	109,898	9.79	Note	None
Stock	YAYATECH CO., LTD.	—	Financial assets measured at cost, noncurrent	1,466	42,180	9.63	Note	None
Stock	EE SOLUTIONS, INC.	—	Financial assets measured at cost, noncurrent	2,782	13,495	9.60	Note	None
Stock	CHANG-YU TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	2,153	54,325	9.43	Note	None
Stock	COTECH, INC.	—	Financial assets measured at cost, noncurrent	964	33,546	9.18	Note	None
Stock	HT MMOBILE INC.	—	Financial assets measured at cost, noncurrent	11,500	115,000	8.88	Note	None
Stock	CION TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,134	—	8.57	Note	None
Stock	AMOD TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,060	3,514	8.15	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
FORTUNE VENTURE CAPITAL CORP.

				June 30, 2010
				Units (thousand)/				Shares as
				bonds/ shares		Percentage of	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	ownership (%)	Net assets value	(thousand)
Stock	CHINGIS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	4,198	$37,156	7.86	Note	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	8,529	85,291	7.84	Note	None
Stock	ANDES TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,066	25,825	7.76	Note	None
Stock	MEMOCOM CORP.	—	Financial assets measured at cost, noncurrent	4,075	50,945	7.33	Note	None
Stock	PRINCEDOM PRECISION CORP.	—	Financial assets measured at cost, noncurrent	1,571	20,102	7.19	Note	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	—	Financial assets measured at cost, noncurrent	10,500	105,000	7.00	Note	None
Stock	HITOP COMMUNICATIONS CORP.	—	Financial assets measured at cost, noncurrent	752	15,673	6.96	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	8,000	76,640	6.67	Note	None
Stock	NCTU SPRING VENTURE CAPITAL CO., LTD.	—	Financial assets measured at cost, noncurrent	2,000	7,000	6.28	Note	None
Stock	ACTI CORP.	—	Financial assets measured at cost, noncurrent	1,700	17,306	6.06	Note	None
Stock	BEYOND INNOVATION TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,859	33,377	5.51	Note	None
Stock	COSMOS TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	1,371	4,957	5.03	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	5,000	41,900	5.00	Note	None
Stock	PRIMESENSOR TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	750	7,500	5.00	Note	None
Stock	EUTECH MICROELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	1,700	59,500	4.93	Note	None
Stock	LUMITEK CORP.	—	Financial assets measured at cost, noncurrent	1,750	32,000	4.86	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	429	—	4.08	Note	None
Stock	IBT VENTURE CORP.	—	Financial assets measured at cost, noncurrent	799	7,995	3.81	Note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	11,254	131,806	3.44	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	—	Financial assets measured at cost, noncurrent	740	—	3.16	Note	None
Stock	DRAMEXCHANGE TECH. INC.	—	Financial assets measured at cost, noncurrent	300	5,400	2.91	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
FORTUNE VENTURE CAPITAL CORP.

				June 30, 2010
				Units (thousand)/				Shares as
				bonds/ shares		Percentage of	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	ownership (%)	Net assets value	(thousand)
Stock	LICO TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	3,000	$66,000	2.88	Note	None
Stock	JMICRON TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,845	21,878	2.87	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Financial assets measured at cost, noncurrent	5,497	92,352	2.53	Note	None
Stock	SHENG-HUA VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	250	—	2.50	Note	None
Stock	EGIS TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,134	16,663	2.28	Note	None
Stock	CRYSTALWISE TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,090	20,000	2.12	Note	None
Stock	TAIMIDE TECH., INC.	—	Financial assets measured at cost, noncurrent	1,500	16,095	1.66	Note	None
Stock	INPAQ TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,656	19,554	1.61	Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	—	Financial assets measured at cost, noncurrent	1,515	15,000	1.45	Note	None
Fund	CRYSTAL INTERNET VENTURE FUND II (BVI), L.P.	—	Financial assets measured at cost, noncurrent	—	9,124	1.09	N/A	None
Stock	FIRST INTERNATIONAL TELECOM CORP.	—	Financial assets measured at cost, noncurrent	4,610	—	1.02	Note	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	639	5,356	0.43	Note	None
Stock	APTOS DESIGN LAB INC.	—	Financial assets measured at cost, noncurrent	229	9,368	0.38	Note	None
Stock	WAVEPLUS TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	12	—	0.38	Note	None
Stock	PRINTECH INTERNATIONAL INC.	—	Financial assets measured at cost, noncurrent	24	—	0.34	Note	None
Fund	IGLOBE PARTNERS FUND, L.P.	—	Financial assets measured at cost, noncurrent	—	37,351	—	N/A	None
Convertible bonds — Embedded derivatives	TOPOINT TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	500	36,267	—	N/A	None
Convertible bonds — Bonds	TOPOINT TECHNOLOGY CO., LTD.	—	Debts investment without active market	500	19,778	—	N/A	None
Stock	PRIMESENSOR TECHNOLOGY INC.	—	Prepayment for long-term investments	2,040	24,480	—	—	None
Note : The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of June 30, 2010.

ATTACHMENT 4 (Securities held as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
TLC CAPITAL CO., LTD.

				June 30, 2010
				Units (thousand)/				Shares as
				bonds/ shares		Percentage of	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	ownership (%)	Net assets value	(thousand)
Convertible bonds	TXC CORP.	—	Financial assets at fair value through profit or loss, noncurrent	500	$54,000	—	$54,000	None
Stock	SOARING CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	900	27,119	100.00	27,119	None
Stock	LIST EARN ENTERPRISE INC.	Investee company	Long-term investments accounted for under the equity method	309	9,844	49.00	9,844	None
Stock	YUNG LI INVESTMENTS, INC.	Investee company	Long-term investments accounted for under the equity method	0.28	244,173	45.16	244,173	None
Fund	CTC CAPITAL PARTNERS I, L.P.	Investee company	Long-term investments accounted for under the equity method	—	143,365	31.40	143,365	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	6,330	116,146	18.09	35,172	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	3,078	44,964	11.26	37,102	None
Stock	EXOJET TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	2,150	14,764	9.88	14,170	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee of UMC and TLC	Long-term investments accounted for under the equity method	12,601	337,339	4.15	259,039	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	6,000	157,803	4.70	157,803	None
Stock	SERCOMM CORP.	—	Available-for-sale financial assets, noncurrent	6,679	138,598	3.90	138,598	None
American Depositary Shares	HURRAY! HOLDING CO., LTD.	—	Available-for-sale financial assets, noncurrent	852	70,785	2.91	70,785	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	6,655	1,108,057	2.87	1,108,057	None
Stock	EPISTAR CORP.	—	Available-for-sale financial assets, noncurrent	10,358	870,040	1.35	870,040	None
Stock	ITE TECH. INC.	—	Available-for-sale financial assets, noncurrent	2,357	117,845	1.17	117,845	None
Stock	CORETRONIC CORP.	—	Available-for-sale financial assets, noncurrent	6,250	297,492	0.86	297,492	None
Taiwan Depositary Receipts	GLOBAL SWEETENERS HOLDINGS LTD.	—	Available-for-sale financial assets, noncurrent	2,700	31,050	0.47	31,050	None
Stock	TXC CORP.	—	Available-for-sale financial assets, noncurrent	900	45,090	0.31	45,090	None
Stock	BIN CHUAN ENTERPRISE CO., LTD.	—	Available-for-sale financial assets, noncurrent	180	10,422	0.26	10,422	None

ATTACHMENT 4 (Securities held as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
TLC CAPITAL CO., LTD.

				June 30, 2010
				Units (thousand)/				Shares as
				bonds/ shares		Percentage of	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	ownership (%)	Net assets value	(thousand)
Stock	SINTEK PHOTRONIC CORP.	—	Available-for-sale financial assets, noncurrent	352	$7,377	0.04	$7,377	None
Stock	CHUNGHWA TELECOM CO., LTD.	—	Available-for-sale financial assets, noncurrent	3,447	220,241	0.04	220,241	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	—	Financial assets measured at cost, noncurrent	100,000	32,290	13.99	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Financial assets measured at cost, noncurrent	11,709	196,710	5.39	Note	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	5,500	55,000	3.74	Note	None
Stock	INPAQ TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	2,759	32,591	2.68	Note	None
Stock	E-ONE MOLI ENERGY CORP.	—	Financial assets measured at cost, noncurrent	4,000	99,075	1.88	Note	None
Stock	ADATA TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	2,000	100,000	0.88	Note	None
Stock	CANDO CORP.	—	Financial assets measured at cost, noncurrent	1,649	16,525	0.23	Note	None
Stock	RALINK TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	79	7,980	0.06	Note	None
Stock-Preferred stock	TOUCH MEDIA INTERNATIONAL HOLDINGS	—	Financial assets measured at cost, noncurrent	5,552	210,345	—	N/A	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	—	Financial assets measured at cost, noncurrent	—	16,156	—	N/A	None
Note : The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of June 30, 2010.
UNITRUTH INVESTMENT CORP.

				June 30, 2010
				Units (thousand)/				Shares as
				bonds/ shares		Percentage of	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	ownership (%)	Net assets value	(thousand)
Stock	MOS ART PACK CORP.	Investee company	Long-term investments accounted for under the equity method	7,869	$75,259	14.85	$74,335	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	2,622	49,483	9.59	31,605	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	1,587	9,688	8.42	9,688	None

ATTACHMENT 4 (Securities held as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
UNITRUTH INVESTMENT CORP.

				June 30, 2010
				Units (thousand)/				Shares as
				bonds/ shares		Percentage of	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	ownership (%)	Net assets value	(thousand)
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	2,572	$17,050	7.35	$14,288	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	1,425	9,866	5.34	7,366	None
Stock	EXOJET TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,084	10,419	4.98	7,144	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	1,317	3,767	4.01	3,767	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee of UMC and Unitruth	Long-term investments accounted for under the equity method	6,990	187,449	2.30	143,698	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	—	Available-for-sale financial assets, noncurrent	1,176	164,035	3.18	164,035	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,204	31,656	0.94	31,656	None
Stock	ITE TECH. INC.	—	Available-for-sale financial assets, noncurrent	590	29,493	0.29	29,493	None
Stock	EE SOLUTIONS, INC.	—	Financial assets measured at cost, noncurrent	2,782	13,494	9.60	Note	None
Stock	COTECH, INC.	—	Financial assets measured at cost, noncurrent	952	33,053	9.06	Note	None
Stock	OCULON OPTOELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	1,288	18,282	7.77	Note	None
Stock	BCOM ELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	1,998	16,409	7.68	Note	None
Stock	AWISE FIBER TECH.CO.,LTD.	—	Financial assets measured at cost, noncurrent	860	10,888	7.62	Note	None
Stock	UWIZ TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	3,410	39,593	7.57	Note	None
Stock	AMOD TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	930	3,083	7.15	Note	None
Stock	YAYATECH CO., LTD.	—	Financial assets measured at cost, noncurrent	1,037	40,415	6.82	Note	None
Stock	HT MMOBILE INC.	—	Financial assets measured at cost, noncurrent	8,500	85,000	6.57	Note	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	6,374	63,739	5.86	Note	None
Stock	ADVANCE MATERIALS CORP.	—	Financial assets measured at cost, noncurrent	6,039	62,427	4.97	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,200	10,500	4.91	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
UNITRUTH INVESTMENT CORP.

				June 30, 2010
				Units (thousand)/				Shares as
				bonds/ shares		Percentage of	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	ownership (%)	Net assets value	(thousand)
Stock	CHINGIS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,518	$31,218	4.71	Note	None
Stock	MEMOCOM CORP.	—	Financial assets measured at cost, noncurrent	2,195	27,150	3.95	Note	None
Stock	DRAMEXCHANGE TECH. INC.	—	Financial assets measured at cost, noncurrent	300	5,400	2.91	Note	None
Stock	ACTI CORP.	—	Financial assets measured at cost, noncurrent	740	11,100	2.64	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	223	4,356	2.12	Note	None
Stock	LUMITEK CORP.	—	Financial assets measured at cost, noncurrent	750	13,714	2.08	Note	None
Stock	EGIS TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,016	27,355	2.05	Note	None
Stock	CHANG-YU TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	315	7,950	1.38	Note	None
Stock	STAR SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	260	—	1.13	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Financial assets measured at cost, noncurrent	1,759	29,553	0.81	Note	None
Stock	JMICRON TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	434	1,888	0.67	Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	—	Financial assets measured at cost, noncurrent	505	5,000	0.48	Note	None
Stock	PRINTECH INTERNATIONAL INC.	—	Financial assets measured at cost, noncurrent	24	—	0.34	Note	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	332	2,785	0.23	Note	None
Stock-Preferred stock	PRINCEDOM PRECISION CORP.	—	Financial assets measured at cost, noncurrent	1,047	10,470	—	N/A	None
Note : The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of June 30, 2010.

ATTACHMENT 4 (Securities held as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
SOARING CAPITAL CORP.

				June 30, 2010
				Units (thousand)/						Shares as
				bonds/ shares			Percentage of	Market value/		collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value		ownership (%)	Net assets value		(thousand)
Capital	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investee company	Long-term investments accounted for under the equity method	—	USD	749	100.00	USD	749	None
UMC CAPITAL CORP.

				June 30, 2010
				Units (thousand)/						Shares as
				bonds/ shares			Percentage of	Market value/		collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value		ownership (%)	Net assets value		(thousand)
Stock	UMC CAPITAL (USA)	Investee company	Long-term investments accounted for under the equity method	200	USD	417	100.00	USD	417	None
Stock	ECP VITA LTD.	Investee company	Long-term investments accounted for under the equity method	1,000	USD	4,400	100.00	USD	4,400	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	1,308	USD	1,634	48.54	USD	1,101	None
Fund	UC FUND II	Investee company	Long-term investments accounted for under the equity method	5,000	USD	2,647	35.45	USD	2,647	None
Fund	TRANSLINK CAPITAL PARTNERS I L.P.	Investee company	Long-term investments accounted for under the equity method	—	USD	2,614	10.55	USD	2,614	None
Stock	MAXLINEAR, INC.	—	Available-for-sale financial assets, noncurrent	1,597	USD	22,318	5.25	USD	22,318	None
Stock	ALPHA & OMEGA SEMICONDUCTOR LTD.	—	Available-for-sale financial assets, noncurrent	309	USD	4,264	1.40	USD	4,264	None
Stock	GIGOPTIX, INC.	—	Available-for-sale financial assets, noncurrent	62	USD	180	0.71	USD	180	None
American Depositary Shares	CHUNGHWA TELECOM CO., LTD.	—	Available-for-sale financial assets, noncurrent	347	USD	6,838	0.04	USD	6,838	None
Stock	PATENTOP, LTD.	—	Financial assets measured at cost, noncurrent	720		—	18.00	Note		None
Stock	PARADE TECHNOLOGIES, LTD.	—	Financial assets measured at cost, noncurrent	225	USD	2	—	Note		None
Stock-Preferred stock	PARADE TECHNOLOGIES, LTD.	—	Financial assets measured at cost, noncurrent	3,651	USD	2,459	—		N/A	None
Stock-Preferred stock	AICENT, INC.	—	Financial assets measured at cost, noncurrent	2,000	USD	1,000	—		N/A	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,571	USD	1,000	—		N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	—	Financial assets measured at cost, noncurrent	10,233	USD	4,322	—		N/A	None
Stock-Preferred stock	WISAIR, INC.	—	Financial assets measured at cost, noncurrent	164	USD	1,721	—		N/A	None
Stock-Preferred stock	AMALFI SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	492	USD	1,557	—		N/A	None

ATTACHMENT 4 (Securities held as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
UMC CAPITAL CORP.

				June 30, 2010
				Units (thousand)/					Shares as
				bonds/ shares			Percentage of	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value		ownership (%)	Net assets value	(thousand)
Stock-Preferred stock	DIBCOM, INC.	—	Financial assets measured at cost, noncurrent	7	USD	839	—	N/A	None
Convertible bonds	DIBCOM, INC.	—	Financial assets measured at cost, noncurrent	6	USD	853	—	N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	—	Financial assets measured at cost, noncurrent	2,770	USD	4,820	—	N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	—	Financial assets measured at cost, noncurrent	—	USD	651	—	N/A	None
Stock-Preferred stock	PACTRUST COMMUNICATION, INC.	—	Financial assets measured at cost, noncurrent	4,850	USD	4,850	—	N/A	None
Stock-Preferred stock	REALLUSION (CAYMAN) HOLDING INC.	—	Financial assets measured at cost, noncurrent	1,800	USD	555	—	N/A	None
Stock-Preferred stock	LUMINUS DEVICES, INC.	—	Financial assets measured at cost, noncurrent	477	USD	3,000	—	N/A	None
Stock-Preferred stock	FORCE10 NETWORKS, INC.	—	Financial assets measured at cost, noncurrent	236	USD	4,760	—	N/A	None
Stock-Preferred stock	QSECURE, INC.	—	Financial assets measured at cost, noncurrent	1,494	USD	3,808	—	N/A	None
Fund	DEXON DYNAMIC INVESTMENT FUND VIII	—	Financial assets measured at cost, noncurrent	9	USD	9,000	—	N/A	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	—	Financial assets measured at cost, noncurrent	2,500	USD	2,000	—	N/A	None
Stock-Preferred stock	SOLARGEN ENERGY INC.	—	Financial assets measured at cost, noncurrent	4,980	USD	4,980	—	N/A	None
Stock-Preferred stock	SANDFORCE, INC.	—	Financial assets measured at cost, noncurrent	1,658	USD	4,000	—	N/A	None
Stock-Preferred stock	LENSVECTOR, INC.	—	Financial assets measured at cost, noncurrent	851	USD	1,000	—	N/A	None
Stock-Preferred stock	VERIPRECISE TECHNOLOGY, INC.	—	Financial assets measured at cost, noncurrent	4,000		—	—	N/A	None
Stock	MAGNACHIP SEMICONDUCTOR LLC	—	Financial assets measured at cost, noncurrent	31		—	—	Note	None
Stock	KOTURA, INC.	—	Financial assets measured at cost, noncurrent	0.59		—	—	Note	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	750		—	—	N/A	None
Stock	CIPHERMAX, INC.	—	Financial assets measured at cost, noncurrent	95		—	—	Note	None

Note :	The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of June 30, 2010.

ATTACHMENT 4 (Securities held as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
UMC NEW BUSINESS INVESTMENT CORP.

				June 30, 2010
				Units (thousand)/				Shares as
				bonds/ shares		Percentage of	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	ownership (%)	Net assets value	(thousand)
Stock	UNITED LIGHTING OPTO-ELECTRONIC INC.	Investee company	Long-term investments accounted for under the equity method	7,500	$60,603	95.54	$58,917	None
Stock	EVERRICH ENERGY CORPORATION	Investee company	Long-term investments accounted for under the equity method	15,129	134,323	92.25	134,323	None
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	48,000	462,486	60.00	461,059	None
Stock	UNITED LED CORPORATION HONG KONG LIMITED	Investee company	Long-term investments accounted for under the equity method	8,000	266,536	50.00	266,536	None
Stock	POWER LIGHT TECH. CO., LTD.	Investee company	Long-term investments accounted for under the equity method	10,126	116,349	42.62	82,962	None
Stock	SOLAR GATE TECHNOLOGY CO., LTD.	Investee company	Long-term investments accounted for under the equity method	5,000	77,046	25.00	58,780	None
Stock	LICO TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	7,589	166,947	7.29	Note	None

Note : The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of June 30, 2010.
EVERRICH ENERGY CORPORATION

June 30, 2010
				Units (thousand)/				Shares as
				bonds/ shares		Percentage of	Market value/	collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand)	Book value	ownership (%)	Net assets value	(thousand)
Stock	EVERRICH ENERGY INVESTMENT (HK) LIMITED	Investee company	Long-term investments accounted for under the equity method	2,200	$68,513	100.00	$68,513	None
EVERRICH ENERGY INVESTMENT (HK) LIMITED

June 30, 2010
				Units (thousand)/						Shares as
				bonds/ shares			Percentage of	Market value/		collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand) (Note)	Book value		ownership (%)	Net assets value		(thousand)
Capital	EVERRICH (SHANDONG) ENERGY CO., LTD. (formerly YONGSHENG (SHANDONG) ENERGY CO.)	Investee company	Long-term investments accounted for under the equity method	—	USD	2,046	100.00	USD	2,046	None

Note : No shares since it belongs to limited company.

ATTACHMENT 4 (Securities held as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
ALPHA WISDOM LIMITED

				June 30, 2010						Shares as
				Units/ bonds/			Percentage of	Market value/		collateral
Type of securities	Name of securities	Relationship	Financial statement account	shares	Book value		ownership (%)	Net assets value		(thousand)
Stock	UMC JAPAN	Investee company	Long-term investments accounted for under the equity method	4	USD	81,780	44.44	USD	134,231	None
GREEN EARTH LIMITED

June 30, 2010
				Units (thousand)/						Shares as
				bonds/ shares			Percentage of	Market value/		collateral
Type of securities	Name of securities	Relationship	Financial statement account	(thousand) (Note)	Book value		ownership (%)	Net assets value		(thousand)
Fund	DAIWA QUANTUM CAPITAL PARTNERS I, L.P.	Investee company	Long-term investments accounted for under the equity method	—	USD	1,985	12.50	USD	1,985	None

Note: No shares since it belongs to partnership fund organization.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
UNITED MICROELECTRONICS CORPORATION

					Beginning balance		Addition		Disposal				Ending balance
					Units		Units		Units				Units
					(thousand)/		(thousand)/		(thousand)/			Gain	(thousand)/
					bonds/		bonds/		bonds/			(Loss)	bonds/
		Financial statement			shares	Amount	shares		shares		Cost	from	shares	Amount
Type of securities	Name of the securities	account	Counter-party	Relationship	(thousand)	(Note 1)	(thousand)	Amount	(thousand)	Amount	(Note 2)	disposal	(thousand)	(Note 1)
Stock	HON HAI PRECISION INDUSTRY CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	—	1,677	$254,086	—	$—	1,677	$230,112	$163,338	$66,774	—	$—
Stock	MEGA FINANCIAL HOLDING COMPANY	Available-for-sale financial assets, noncurrent	Open market	—	95,577	1,768,171	—	—	7,500	133,786	85,875	47,911	88,077	1,523,729
Stock	UMC NEW BUSINESS INVESTMENT CORP.	Long-term investments accounted for under the equity method	Purchase of newly issued shares	—	150,000	1,455,958	150,000	1,500,000	—	—	—	—	300,000	2,858,805 (Note 3)
Stock	UMC JAPAN	Long-term investments accounted for under the equity method	Tender offer	Investee company and other	496	4,986,203	63	282,010	—	—	—	—	5	5,231,392 (Note 4)

Note 1:
The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices;
the amounts of beginning and ending balances of long-term investments accounted for under the equity method include adjustment under the equity method.

Note 2:	The disposal cost represents historical cost.

Note 3:
The ending balance includes long-term investment loss of NT$(91,768) thousand, long-term investment cumulative translation adjustment of NT$(653) thousand and retained earnings adjustment of NT$(4,732) thousand.

Note 4:
The ending balance includes extraordinary gain of NT$82,469 thousand from acquisition of shares, long-term investment loss of NT$(163,092) thousand and long-term investment cumulative translation adjustment of NT$206,486 thousand and retained earnings adjustment of NT$(162,684) thousand. The common shares of UMC JAPAN is transferred to Class A shares and the number of shares presented in the table is one unit of Class A share.

FORTUNE VENTURE CAPITAL CORP.

					Beginning balance		Addition		Disposal				Ending balance
					Units		Units		Units				Units
					(thousand)/		(thousand)/		(thousand)/				(thousand)/
					bonds/		bonds/		bonds/				bonds/
		Financial statement			shares	Amount	shares		shares		Cost	Gain (Loss)	shares	Amount
Type of securities	Name of the securities	account	Counter-party	Relationship	(thousand)	(Note 1)	(thousand)	Amount	(thousand)	Amount	(Note 2)	from disposal	(thousand)	(Note 1)
Stock	ITE TECH. INC.	Available-for-sale financial assets, noncurrent	Open market	—	11,524	$835,463	—	$—	2,500	$150,737	$102,500	$48,237	9,024	$451,182

Note 1:	The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.

Note 2:	The disposal cost represents historical cost.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
TLC CAPITAL CO., LTD.

					Beginning balance		Addition		Disposal				Ending balance
					Units		Units		Units				Units
					(thousand)/		(thousand)/		(thousand)/				(thousand)/
					bonds/		bonds/		bonds/				bonds/
		Financial statement			shares	Amount	shares		shares			Gain (Loss)	shares	Amount
Type of securities	Name of the securities	account	Counter-party	Relationship	(thousand)	(Note 1)	(thousand)	Amount	(thousand)	Amount	Cost	from disposal	(thousand)	(Note 1)
American Depositary Shares	HURRAY! HOLDING CO., LTD.	Available-for-sale financial assets, noncurrent	Note 2	—	—	$—	852 (Note 3)	$108,120 (Note 3)	—	$—	$—	$—	852	$70,785

Note 1:	The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.

Note 2:	On January 18, 2010, KU6 HOLDING LTD. was merged into HURRAY! HOLDING CO., LTD..

Note 3:	The addition included shares exchanged of 852 thousand HURRAY! American Depositary Shares (amounted to NT$108,120 thousand).
UMC NEW BUSINESS INVESTMENT CORP.

					Beginning balance		Addition		Disposal				Ending balance
					Units		Units		Units				Units
					(thousand)/		(thousand)/		(thousand)/				(thousand)/
					bonds/		bonds/		bonds/				bonds/
		Financial statement			shares		shares		shares			Gain (Loss)	shares	Amount
Type of securities	Name of the securities	account	Counter-party	Relationship	(thousand)	Amount	(thousand)	Amount	(thousand)	Amount	Cost	from disposal	(thousand)	(Note 1)
Stock	UNITED LED CORPORATION HONG KONG LIMITED	Long-term investments accounted for under the equity method	Purchase of newly issued shares	—	—	$—	8,000	$256,024	—	$—	$—	$—	8,000	$266,536 (Note 2)
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Long-term investments accounted for under the equity method	Purchase of newly issued shares	—	—	—	48,000	480,000	—	—	—	—	48,000	462,486 (Note 3)
Stock	LICO TECHNOLOGY CORPORATION	Financial assets measured at cost, noncurrent	Purchase of newly issued shares	—	—	—	7,589	166,947	—	—	—	—	7,589	166,947

Note 1:	The amounts of ending balances of long-term investments accounted for under the equity method include adjustment under the equity method.

Note 2:
The ending balance includes long-term investment income of NT$16,575 thousand, long-term investment cumulative translation adjustment of NT$(1,165) thousand, long-term investment additional paid-in capital adjustment of NT$(166) thousand and retained earnings adjustment of NT$(4,732) thousand.

Note 3:	The ending balance includes long-term investment loss of NT$(17,514) thousand.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
EVERRICH ENERGY CORPORATION

					Beginning balance		Addition		Disposal				Ending balance
					Units		Units		Units				Units
					(thousand)/		(thousand)/		(thousand)/				(thousand)/
					bonds/		bonds/		bonds/				bonds/
		Financial statement			shares		shares		shares			Gain (Loss)	shares	Amount
Type of securities	Name of the securities	account	Counter-party	Relationship	(thousand)	Amount	(thousand)	Amount	(thousand)	Amount	Cost	from disposal	(thousand)	(Note 1)
Stock	EVERRICH ENERGY INVESTMENT (HK) LIMITED	Long-term investments accounted for under the equity method	Purchase of newly issued shares	—	1,100	$34,835	1,100	$35,380	—	$—	$—	$—	2,200		$68,513 (Note 2)
Note 1: The amounts of ending balances of long-term investments accounted for under the equity method include adjustment under the equity method.
Note 2: The ending balance includes long-term investment loss of NT$(2,009) thousand, long-term investment cumulative translation adjustment of NT$307 thousand.
EVERRICH ENERGY INVESTMENT (HK) LIMITED

					Beginning balance		Addition		Disposal				Ending balance
					Units		Units		Units				Units
					(thousand)/		(thousand)/		(thousand)/				(thousand)/
					bonds/		bonds/		bonds/				bonds/
		Financial statement			shares		shares		shares			Gain (Loss)	shares	Amount
Type of securities	Name of the securities	account	Counter-party	Relationship	(thousand)	Amount	(thousand)	Amount	(thousand)	Amount	Cost	from disposal	(thousand)	(Note 1)
Capital	EVERRICH (SHANDONG) ENERGY CO., LTD. (formerly YONGSHENG (SHANDONG) ENERGY CO.)	Long-term investments accounted for under the equity method	Purchase of newly issued shares	—	— (Note 2)	USD 997	— (Note 2)	USD 1,100	—	$—	$—	$—	— (Note 2)	USD	2,046 (Note 3)
Note 1: The amounts of ending balances of long-term investments accounted for under the equity method include adjustment under the equity method.
Note 2: No shares since it belongs to limited company.
Note 3: The ending balance includes long-term investment loss of USD (62) thousand, long-term investment cumulative translation adjustment of USD 11 thousand.
GREEN EARTH LIMITED

					Beginning balance		Addition		Disposal				Ending balance
					Units		Units		Units				Units
					(thousand)/		(thousand)/		(thousand)/				(thousand)/
					bonds/		bonds/		bonds/				bonds/
		Financial statement			shares		shares		shares			Gain (Loss)	shares	Amount
Type of securities	Name of the securities	account	Counter-party	Relationship	(thousand)	Amount	(thousand)	Amount	(thousand)	Amount	Cost	from disposal	(thousand)	(Note 1)
Fund	DAIWA QUANTUM CAPITAL PARTNERS I, L.P.	Long-term investments accounted for under the equity method	Purchase of newly issued shares	—	—	$—	— (Note 2)	USD 2,098	—	$—	$—	$—	— (Note 2)	USD	1,985 (Note 3)
Note 1: The amounts of ending balances of long-term investments accounted for under the equity method include adjustment under the equity method.
Note 2: No shares since it belongs to partnership fund organization.
Note 3: The ending balance includes long-term investment loss of USD (113) thousand.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
UNITED MICROELECTRONICS CORPORATION

Where counter-party is a related party, details of prior transactions
							Relationship between				Date of acquisition
Name of	Transaction	Transaction				Former holder	former holder and	Date of	Transaction	Price	and status of	Other
properties	date	amount	Payment status	Counter-party	Relationship	of property	acquirer of property	transaction	amount	reference	utilization	commitments
Office (Neihu)	2010.04.15	$680,000	100% fullfilled	Chong Hong Construction	Third party	N/A	N/A	N/A	N/A	Negotiated price	Office purpose	None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
UNITED MICROELECTRONICS CORPORATION

Names of		Date of original		Transaction	Status of proceeds	Gain (Loss)			Reason of		Other
properties	Transaction date	acquisition	Book value	amount	collection	from disposal	Counter-party	Relationship	disposal	Price reference	commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
UNITED MICROELECTRONICS CORPORATION

							Details of non-arm’s		Notes and accounts receivable
		Transactions					length transaction		(payable)
					Percentage of						Percentage of
		Purchases			total purchases		Unit				total receivables
Related party	Relationship	(Sales)	Amount		(sales) (%)	Term	price	Term	Balance		(payable) (%)	Note
UMC GROUP (USA)	Investee company	Sales		$26,811,087	47%	Net 60 Days	N/A	N/A		$7,011,262	37%
UMC JAPAN	Investee company	Sales		504,706	1%	Net 60 Days	N/A	N/A		205,696	1%
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Sales		447,390	1%	Month-end 45 Days	N/A	N/A		203,969	1%

UMC GROUP (USA)

							Details of non-arm’s		Notes and accounts receivable
		Transactions					length transaction		(payable)
					Percentage of						Percentage of
		Purchases			total purchases		Unit				total receivables
Related party	Relationship	(Sales)	Amount		(sales) (%)	Term	price	Term	Balance		(payable) (%)	Note
UNITED MICROELECTRONICS	Investor company	Purchases	USD	832,448	100%	Net 60 Days	N/A	N/A	USD	218,692	100%
CORPORATION

UMC JAPAN

							Details of non-arm’s		Notes and accounts receivable
		Transactions					length transaction		(payable)
					Percentage of						Percentage of
		Purchases			total purchases		Unit				total receivables
Related party	Relationship	(Sales)	Amount		(sales) (%)	Term	price	Term	Balance		(payable) (%)	Note
UNITED MICROELECTRONICS	Investor company	Purchases	JPY	1,385,952	53%	Net 60 Days	N/A	N/A	JPY	550,901	26%
CORPORATION

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
EVERRICH ENERGY CORPORATION

							Details of non-arm’s		Notes and accounts receivable
		Transactions					length transaction		(payable)
					Percentage of						Percentage of
		Purchases			total purchases		Unit				total receivables
Related party	Relationship	(Sales)	Amount		(sales) (%)	Term	price	Term	Balance		(payable) (%)	Note
EVERRICH (SHANDONG) ENERGY CO., LTD.	Investee Company	Sales		$35,500	100%	Month-end 90 Days	N/A	N/A		$35,779	100%
(formerly YONGSHENG (SHANDONG) ENERGY CO.)
EVERRICH (SHANDONG) ENERGY CO., LTD.

							Details of non-arm’s		Notes and accounts receivable
		Transactions					length transaction		(payable)
					Percentage of						Percentage of
		Purchases			total purchases		Unit				total receivables
Related party	Relationship	(Sales)	Amount		(sales) (%)	Term	price	Term	Balance		(payable) (%)	Note
EVERRICH ENERGY CORPORATION	Investor Company	Purchases	RMB	7,618	95%	Month-end 90 Days	N/A	N/A	RMB	7,579	100%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of for the six-month period ended June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
UNITED MICROELECTRONICS CORPORATION

									Amount
		Ending balance					Overdue receivables		received in	Allowance for
		Notes	Accounts	Other		Turnover			subsequent	doubtful
Related party	Relationship	receivable	receivable	receivables	Total	rate (times)	Amount	Collection status	period	accounts
UMC GROUP (USA)	Investee company	$—	$7,011,262	$5	$7,011,267	7.17	$—	—	$4,744,797	$—
UMC JAPAN	Investee company	—	205,696	223	205,919	5.24	—	—	109,291	—
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	—	203,969	242	204,211	4.26	27,339	Credit Collecting	89,639	—
EVERRICH ENERGY CORPORATION

									Amount
		Ending balance					Overdue receivables		received in	Allowance for
		Notes	Accounts	Other		Turnover			subsequent	doubtful
Related party	Relationship	receivable	receivable	receivables	Total	rate (times)	Amount	Collection status	period	accounts
EVERRICH (SHANDONG) ENERGY CO., LTD. (formerly YONGSHENG (SHANDONG) ENERGY CO.)	Investee company	$—	$35,779	$—	$35,779	3.97	$—	—	$35,779	$—

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
UNITED MICROELECTRONICS CORPORATION

			Initial Investment				Investment as of June 30, 2010
							Number of	Percentage of		Net income (loss)	Investment
							Shares	ownership		of investee	income (loss)
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		(thousand)	(%)	Book value	company	recognized	Note
UMC GROUP (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,467,531	$104,542	$104,542
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Market development	USD	5,421	USD	5,421	9	100.00	324,973	1,866	1,866
UMC CAPITAL CORP.	Grand Cayman, Cayman Islands	Investment holding	USD	124,000	USD	124,000	114,163	100.00	4,324,157	62,809	62,809
UNITED MICROELECTRONICS CORP. (SAMOA)	Apia, Samoa	Investment holding	USD	1,400	USD	1,400	680	100.00	3,831	(277)	(277)
UMCI LTD.	Singapore	Sales and manufacturing of integrated circuits	USD	839,880	USD	839,880	880,006	100.00	—	(64)	(64)
GREEN EARTH LIMITED	Apia, Samoa	Investment holding	USD	10,000	USD	10,000	10,000	100.00	314,283	(3,644)	(3,644)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	New business investment		6,000,000		6,000,000	486,150	100.00	6,469,153	(54,740)	(54,740)
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		3,000,000		1,500,000	300,000	100.00	2,858,805	(91,768)	(91,768)
ALPHA WISDOM LIMITED	Grand Cayman, Cayman Islands	Investment holding	USD	60,000	USD	60,000	60,000	100.00	2,652,517	(42,298)	(42,298)
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for investment in new business		4,999,940		4,999,940	550,793	99.99	8,989,494	206,519	206,516
UNITED MICRODISPLAY OPTRONICS CORP. (UMO)	Hsinchu Science Park, Taiwan	Sales and manufacturing of LCOS		1,305,236		1,305,236	26,755	89.99	35,237	7,618	—	Note 1
UMC JAPAN	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	21,776,700	JPY	20,994,400	5	55.56	5,231,392	(318,003)	(163,092)	Note 2
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	46.49	251,878	(934)	(434)
MEGA MISSION LIMITED PARTNERSHIP	Grand Cayman, Cayman Islands	Investment holding	USD	67,500	USD	67,500	—	45.00	1,899,777	(152,874)	(152,874)	Note 3
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	756,892	63,735	26,769
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	65,231	36.49	3,115,923	819	6,670
NEXPOWER TECHNOLOGY CORP.	Taichung County, Taiwan	Sales and manufacturing of solar power batteries		2,631,885		2,631,885	107,283	35.37	2,291,732	(329,638)	(116,602)
UNIMICRON HOLDING LIMITED	Apia, Samoa	Investment holding	USD	20,000	USD	20,000	20,000	25.25	558,472	55,575	14,034
Note 1: On June 26, 2009, UMO has filed for liquidation through a decision at its stockholders’ meeting. The Company had ceased to recognize investment income of UMO thereafter.
Note 2: The common shares of UMC JAPAN is transferred to Class A shares and the number of shares presented in the table is one unit of Class A share.
Note 3: No shares since it belongs to partnership fund organization.

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
FORTUNE VENTURE CAPITAL CORP.

			Initial Investment				Investment as of June 30, 2010
							Number of	Percentage of		Net income (loss)	Investment
							shares	ownership		of investee	income (loss)
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		(thousand)	(%)	Book value	company	recognized	Note
UNITRUTH INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		$800,000		$800,000	119,060	100.00	$1,413,914	$17,204	$17,204
MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging		290,000		—	29,000	54.72	277,356	(25,202)	(12,643)
AEVOE INTERNATIONAL LTD.	Samoa	Design of VOIP Telephone	USD	2,228	USD	2,228	4,170	43.77	58,557	27,391	11,989
EXOJET TECHNOLOGY CORP. (EXOJET)	Hsinchu County, Taiwan	Sales and manufacturing of Electronic Materials		45,965		23,000	5,833	26.80	48,107	11,727	2,040	Note 1
WALTOP INTERNATIONAL CORP.	Hsinchu City, Taiwan	Tablet PC module, Pen LCD Monitor/module		90,000		90,000	6,840	25.02	133,460	10,039	2,529
ANOTO TAIWAN CORP.	Taoyuan County, Taiwan	Tablet transmission systems and chip-set		39,200		39,200	1,568	24.12	3,924	(7,857)	(1,895)
CRYSTAL MEDIA INC.	Hsinchu City, Taiwan	Design of VOIP network phones		50,629		50,629	4,493	23.85	27,428	(5,020)	(1,197)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		111,523		111,523	7,913	22.61	64,052	(21,885)	(4,948)
HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture		54,300		54,300	4,525	16.95	32,624	(4,167)	(706)
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS & GSM/PHS dual mode B/B Chip		104,386		104,386	5,309	16.15	18,819	(79,829)	(12,890)
NEXPOWER TECHNOLOGY CORP.	Taichung County, Taiwan	Sales and manufacturing of solar power batteries		378,000		378,000	12,600	4.15	335,047	(329,638)	(13,694)
Note 1:
As FORTUNE VENTURE CAPITAL CORP. increased percentage of ownership of EXOJET in April 2010, the investee was reclassified from financial assets measured at cost, noncurrent to long-term investments accounted for under the equity method.

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
TLC CAPITAL CO., LTD.

			Initial Investment				Investment as of June 30, 2010
							Number of	Percentage of		Net income (loss)	Investment
							shares	ownership		of investee	income (loss)
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		(thousand)	(%)	Book value	company	recognized	Note
SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	$27,119	$(1,833)	$(1,833)
LIST EARN ENTERPRISE INC.	Samoa	Investment holding	USD	309	USD	309	309	49.00	9,844	—	—
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		280,000		280,000	0.28	45.16	244,173	(10,408)	(4,700)
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,500	USD	4,500	—	31.40	143,365	(3,451)	(1,084)	Note 1
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		122,459		122,459	6,330	18.09	116,146	(21,885)	(3,958)
WALTOP INTERNATIONAL CORP.	Hsinchu City, Taiwan	Tablet PC module, Pen LCD Monitor/module		44,280		44,280	3,078	11.26	44,964	10,039	1,138
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of Electronic Materials		13,975		—	2,150	9.88	14,764	11,727	752
NEXPOWER TECHNOLOGY CORP.	Taichung County, Taiwan	Sales and manufacturing of solar power batteries		378,019		378,019	12,601	4.15	337,339	(329,638)	(13,695)
Note 1: No shares since it belongs to partnership fund organization.

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
UNITRUTH INVESTMENT CORP.

			Initial Investment		Investment as of June 30, 2010
					Number of	Percentage of		Net income (loss)	Investment
					shares	ownership		of investee	income (loss)
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	(thousand)	(%)	Book value	company	recognized	Note
MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging	$78,690	$—	7,869	14.85	$75,259	$(25,202)	$(3,431)
WALTOP INTERNATIONAL CORP.	Hsinchu City, Taiwan	Tablet PC module, Pen LCD Monitor/module	34,920	34,920	2,622	9.59	49,483	10,039	970
CRYSTAL MEDIA INC.	Hsinchu City, Taiwan	Design of VOIP network phones	16,493	16,493	1,587	8.42	9,688	(5,020)	(423)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	34,316	34,316	2,572	7.35	17,050	(21,885)	(1,608)
HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture	17,700	17,700	1,425	5.34	9,866	(4,167)	(222)
EXOJET TECHNOLOGY CORP. (EXOJET)	Hsinchu County, Taiwan	Sales and manufacturing of Electronic Materials	10,021	8,500	1,084	4.98	10,419	11,727	379	Note 1
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS & GSM/PHS dual mode B/B Chip	24,177	24,177	1,317	4.01	3,767	(79,829)	(3,198)
NEXPOWER TECHNOLOGY CORP.	Taichung County, Taiwan	Sales and manufacturing of solar power batteries	209,700	209,700	6,990	2.30	187,449	(329,638)	(7,597)

Note 1:
As UNITRUTH INVESTMENT CORP. increased percentage of ownership of EXOJET in April 2010, the investee was reclassified from financial assets measured at cost, noncurrent to long-term investments accounted for under the equity method.

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
SOARING CAPITAL CORP.

Investment as of June 30, 2010
							Number of	Percentage of			Net income (loss)		Investment
			Initial Investment				shares	ownership			of investee		income (loss)
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		(thousand)	(%)	Book value		company		recognized		Note
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	China	Investment Holding and advisory	USD	800	USD	800	—	100.00	USD	749	USD	(59)	USD	(59)	Note 1

Note 1:	No shares since it belongs to limited company.
UMC CAPITAL CORP.

							Investment as of June 30, 2010
							Number of	Percentage of			Net income (loss)		Investment
			Initial Investment				shares	ownership			of investee		income (loss)
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		(thousand)	(%)	Book value		company		recognized		Note
UMC CAPITAL (USA)	Sunnyvale, California, USA	Investment holding	USD	200	USD	200	200	100.00	USD	417	USD	6	USD	6
ECP VITA LTD.	British Virgin Islands	Insurance	USD	1,000	USD	1,000	1,000	100.00	USD	4,400	USD	537	USD	537
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	3,750	USD	3,750	1,308	48.54	USD	1,634	USD	(335)	USD	(212)
UC FUND II	Cayman Islands	Investment holding	USD	1,850	USD	2,350	5,000	35.45	USD	2,647	USD	219	USD	77
TRANSLINK CAPITAL PARTNERS I L.P.	Cayman Islands	Investment holding	USD	3,600	USD	3,250	—	10.55	USD	2,614	USD	(404)	USD	(81)	Note 1

Note 1:	No shares since it belongs to partnership fund organization.
UMC NEW BUSINESS INVESTMENT CORP.

							Investment as of June 30, 2010
							Number of	Percentage of		Net income (loss)	Investment
			Initial Investment				shares	ownership		of investee	income (loss)
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		(thousand)	(%)	Book value	company	recognized	Note
UNITED LIGHTING OPTO-ELECTRONIC INC.	Hsinchu City, Taiwan	LED lighting manufacturing and sale		$75,000		$75,000	7,500	95.54	$60,603	$(12,375)	$(11,823)
EVERRICH ENERGY CORPORATION	Hsinchu City, Taiwan	Solar engineering integrated design services		151,288		60,000	15,129	92.25	134,323	(14,090)	(13,057)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taipei County, Taiwan	Solar power cell manufacturing and sale		480,000		—	48,000	60.00	462,486	(31,569)	(17,514)
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	8,000	USD	—	8,000	50.00	266,536	20,033	16,575
POWER LIGHT TECH. CO., LTD.	Hsinchu County, Taiwan	LED lighting manufacturing and sale		191,772		191,772	10,126	42.62	116,349	(42,416)	(18,076)
SOLAR GATE TECHNOLOGY CO., LTD.	Kinmen County, Taiwan	Solar power module manufacturing and sale		95,000		—	5,000	25.00	77,046	(81,624)	(17,970)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
EVERRICH ENERGY CORP.

Investment as of June 30, 2010
							Number of	Percentage of		Net income (loss)	Investment
			Initial Investment				shares	ownership		of investee	income (loss)
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		(thousand)	(%)	Book value	company	recognized	Note
EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	2,200	USD	1,100	2,200	100.00	$68,513	$(2,009)	$(2,009)
EVERRICH ENERGY INVESTMENT (HK) LIMITED

Investment as of June 30, 2010
							Number of	Percentage of			Net income (loss)		Investment
			Initial Investment				shares	ownership			of investee		income (loss)
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		(thousand)	(%)	Book value		company		recognized		Note
EVERRICH (SHANDONG) ENERGY CO., LTD. (formerly YONGSHENG (SHANDONG) ENERGY CO.)	China	Solar engineering integrated design services	USD	2,100	USD	1,000	—	100.00	USD	2,046	USD	(62)	USD	(62)	Note 1

Note 1:	No shares since it belongs to limited company.
ALPHA WISDOM LIMITED

Investment as of June 30, 2010
								Percentage of			Net income (loss)		Investment
			Initial Investment				Number of	ownership			of investee		income (loss)
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		shares	(%)	Book value		company		recognized		Note
UMC JAPAN	Chiba, Japan	Sales and manufacturing of integrated circuits	USD	58,334	USD	58,334	4	44.44	USD	81,780	USD	(9,958)	USD	(1,336)
GREEN EARTH LIMITED

Investment as of June 30, 2010
							Number of	Percentage of			Net income (loss)		Investment
			Initial Investment				shares	ownership			of investee		income (loss)
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		(thousand)	(%)	Book value		company		recognized		Note
DAIWA QUANTUM CAPITAL PARTNERS I, L.P.	Tokyo, Japan	Investment holding	USD	2,098	USD	—	—	12.50	USD	1,985	USD	(844)	USD	(113)	Note 1

Note 1:	No shares since it belongs to partnership fund organization.

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
UNITED MICROELECTRONICS CORPORATION

					Accumulated					Accumulated
					Outflow of					Outflow of			Investment					Accumulated Inward
				Method of	Investment from					Investment from			income (loss)					Remittance of
	Main Businesses	Total Amount of		Investment	Taiwan as of		Investment Flows			Taiwan as of		Percentage of	recognized		Carrying Value as of			Earnings as of
Investee company	and Products	Paid-in Capital		(Note 2)	January 1, 2010		Outflow		Inflow	June 30, 2010		Ownership	(Note 3)		June 30, 2010			June 30, 2010
UNIMICRON	PCB production		$2,729,985	(ii)		$641,200		$—	$—		$641,200	25.25%	$21,382			$599,939		$—
TECHNOLOGY (SUZHOU) CORP.		(RMB	587,852)		(USD	20,000)				(USD	20,000)		(i	)	(USD	18,713)
JIAOYUE SOFTWARE	Development &		$48,090	(ii)		$32,060		—	—		$32,060	(Note 5)	(ii	)		(Note 3, ii	)	—
(SHANGHAI) CO., LTD.	design of computer software	(USD	1,500)		(USD	1,000)				(USD	1,000)
TOUCH EQUIPMENT	Development &		$160,300	(ii)		$129,939		—	—		$129,939	(Note 5)	(ii	)		(Note 3, ii	)	—
LEASING (SHANGHAI) CO., LTD. (Note 4)	technical design of multimedia	(USD	5,000)		(USD	4,053)				(USD	4,053)
CHU DONG MULTIMEDIA	Development &		$3,206	(ii)		$321		—	—		$321	(Note 5)	(ii	)		(Note 3, ii	)	—
SOFTWARE (SHANGHAI) CO., LTD.	design of computer software	(USD	100)		(USD	10)				(USD	10)
RE BO CULTURE	TV program		$320,600	(ii)		$1,956		—	—		$1,956	(Note 6)	(iii	)		(Note 3, iii	)	—
BROADCASTING LTD.(BEIJING)	producing, Advertisement, Added value service	(USD	10,000)		(USD	61)				(USD	61)
U-YOU INFORMATION	Commercial		$160,300	(ii)		$1,346		—	—		$1,346	(Note 7)	(iii	)		(Note 3, iii	)	—
TECHNOLOGY (SHANGHAI) CO., LTD.	consult of TV shopping, Business market plans and business management consult, etc.	(USD	5,000)		(USD	42)				(USD	42)
KU6 (BEIJING)	Computer software		$310,982	(ii)		$11,445		—	—		(Note 8)	(Note 8)	—			—		—
TECHNOLOGY CO., LTD.	and Computer system integrate, and data processing, etc.	(USD	9,700)		(USD	357)
UNITRUTH ADVISOR	Investment Holding		$25,648	(i)		$25,648		—	—		$25,648	100.00%	$(1,892)			$24,013		—
(SHANGHAI) CO., LTD.	and advisory	(USD	800)		(USD	800)				(USD	800)		(USD	(59))	(USD	749)
													(iv	)
MYMYTI NETWORK	Computer system		$115,464	(ii)		$15,100		—	—		$15,100	(Note 9)	(iii	)		(Note 3, iii	)	—
TECHNOLOGY CO., LTD.	services, Commercial consult, etc.	(RMB	24,863)		(USD	471)				(USD	471)
SHANGHAI NEW	Online Education		$4,644	(ii)		—		(Note 10)	—		—	—	—			—		—
KNOWLEDGE TRADING LTD.	Advisory services, etc.	(RMB	1,000)
YANGZHOU SOLID STATE	Design and sale		$23,083	(ii)		—		$9,426	—		$9,426	40.83%	—			—		—
LIGHTING CO., LTD.	of LED	(USD	720)				(USD	294)		(USD	294)
								(Note 11)
BEIJING TONGFANG	E-Commerce		$626,940	(ii)		—		(Note 12)	—		—	—	—			—		—
E-COMMERCE CO., LTD.	Investment Advisory, etc.	(RMB	135,000)
SHANDONG HUAHONG	Invest new		$712,650	(iii)		—		(Note 13)	—		—	—	—			—		—
ENERGY INVEST CO., INC.	energy business	(RMB	153,456)
JINING SUNRICH	To construct,		$641,420	(iii)		—		(Note 13)	—		—	—	—			—		—
SOLAR ENERGY CORP.	operate, and maintain Solar power plant	(RMB	138,118)
EVERRICH (SHANDONG)	Solar engineering		$67,326	(i)		$29,591		$32,509	—		$62,100	92.25%	$(1,827)			$60,497		—
ENERGY CO., LTD.	integrated design	(USD	2,100)		(USD	923)	(USD	1,014)		(USD	1,937)		(USD	(57))	(USD	1,887)
(formerly YONGSHENG (SHANDONG) ENERGY CO.)	services												(iv	)
UNITED LED CORPORATION	Research, manufacturing		$230,832	(i)		—		$230,832	—		$230,832	50%	$31,451			$134,363		—
	and sales in LED	(USD	7,200)				(USD	7,200)		(USD	7,200)	(Note 14)	(USD	981)	(USD	4,191)
	epitaxial wafers and chips												(iv	)

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2010)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

		Investment Amounts Authorized
Accumulated Investment in Mainland China as of		by Investment Commission,
June 30, 2010		MOEA		Upper Limit on Investment
$1,149,928		$1,822,355
(USD	35,868)	(USD	56,842)	$123,390,830

Note 1:	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.

Note 2:	The methods for engaging in investment in Mainland China include the following:
(i)	Investment in Mainland China companies through a company invested and established in a third region.

(ii)	Investment in Mainland China companies through an existing company established in a third region.

(iii)	Direct investment in Mainland China companies.

Note 3:	The investment income (loss) were determined based on the following basis:
(i)	The financial report was audited and certified by an international accounting firm in cooperation with an R.O.C. accounting firm.

(ii)
The equity in the earnings and carrying value are not available because the company’s subsidiary’s investment in the Mainland China was made indirectly through a cost method investee established in the third region.

(iii)	The equity in the earnings and carrying value are not available because the investment in the Mainland China was a cost method investment of the company’s subsidiary’s investee under equity method.

(iv)	Others.

Note 4:	TOUCH TECHNOLOGY DEVELOPMENT (SHANGHAI) CO., LTD. changed its name to TOUCH EQUIPMENT LEASING (SHANGHAI) CO., LTD., and it was approved by the competent authority.

Note 5:
TLC CAPITAL CO., LTD. (TLC) indirectly invests in Mainland China via investing in CAPTIVATED ADVERTISING TV COMPANY LIMITED (CAPTIVATED) by its investee company, TOUCH MEDIA INTERNATIONAL HOLDINGS (TOUCH MEDIA).

Due to TLC only holds preferred shares on TOUCH MEDIA, TLC does not have significant influence for the investments that CAPTIVATED made in Mainland China.

Note 6:	TLC CAPITAL CO., LTD. (TLC) indirectly invests in Mainland China via investing in Zebra Media Inc. (Cayman) (Zebra) by its investee company, CTC CAPITAL PARTNERS I, L.P. (Cayman) (CTC).

Due to TLC indirectly invests in RE BO CULTURE BROADCASTING LTD.(BEIJING) (RE BO), TLC does not have significant influence on RE BO.

Note 7:	TLC CAPITAL CO., LTD. (TLC) indirectly invests in U-YOU INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD. (U-YOU) via investing in CTC CAPITAL PARTNERS I, L.P. (Cayman) (CTC).

Due to TLC indirectly invests in U-YOU, TLC does not have significant influence on U-YOU.

Note 8:
KU6 HOLDING LTD. (KU6), an cost method investee of the company’s subsidiary TLC, was merged into HURRAY! HOLDING CO., LTD. (HURRAY!) on Jan 18, 2010. After the merge, TLC’s investment in KU6 was exchanged to HURRAY! ADSs. For the investment in Mainland China made indirectly by TLC through KU6 before the merge, TLC does not have the evidence whether HURRAY! still has such investment in Mainland China after the merge.

Note 9:	TLC CAPITAL CO., LTD. (TLC) indirectly invests in MYMYTI NETWORK TECHOLOGY CO., LTD. (MYMYTI) via investing in CTC CAPITAL PARTNERS I, L.P. (Cayman) (CTC).

Due to TLC indirectly invests in MYMYTI, TLC does not have significant influence on MYMYTI.

Note 10:
SHANGHAI NEW KNOWLEDGE TRADING LTD. has been made in the Investment Commission, MOEA and approved US$9 thousand. As of June 30, 2010, it has been made only a business license, but the amount of investment has not yet been remitted.

Note 11:
YANGZHOU SOLID STATE LIGHTING CO., LTD. has been made in the Investment Commission, MOEA and approved US$980 thousand. As of June 30, 2010, it has been made only a business license, but the amount of investment US$686 thousand has not yet been remitted.

Note 12:
BEIJING TONGFANG E-COMMERCE CO., LTD. has been made in the Investment Commission, MOEA and approved US$1,516 thousand. As of June 30, 2010, it has been made only a business license, but the amount of investment has not yet been remitted.

Note 13:
TLC CAPITAL CO., LTD. (TLC) has been made in the Investment Commission, MOEA and approved to directly invested Mainland China company SHANDONG HUAHONG ENERGY INVEST CO., INC amounted to US$10,800 thousand.

TLC indirectly invest Mainland China company JINING SUNRICH SOLAR ENERGY CORP. amounted US$9,695 thousand through injecting capital to SHANDONG HUAHONG ENERGY INVEST CO., INC.

As of June 30, 2010, SHANDONG HUAHONG ENERGY INVEST CO., INC and JINING SUNRICH SOLAR ENERGY CORP. have been made only a business license, but the amount of investment had not yet been remitted.

Note 14:
The Company’s subsidiary, UMC NEW BUSINESS INVESTMENT CORP., invested US$8,000 thousand in UNITED LED CORPORATION HONG KONG LIMITED for 100% interest on February 3, 2010. UNITED LED CORPORATION HONG KONG LIMITED then invested US$7,200 thousand in UNITED LED SHANDONG CORPORATION for 100% interest on March 15, 2010.

In June, 2010, EPISTAR CORP. also invested US$8,000 thousand in UNITED LED CORPORATION HONG KONG LIMITED, reducing the Company’s ownership interest to 50%.